DC

No Act
P.E. 1-10-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043053

January 12, 2007

Kevin L. Cooney
Frost Brown Todd LLC
2200 PNC Center
201 East Fifth Street
Cincinnati, OH 45202-4182

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: Cincinnati Bell Inc.

Dear Mr. Cooney:

This is in regard to your letter dated January 10, 2007 concerning the shareholder proposals submitted by Timothy M. Donoghue and Cynthia A. Cunningham-Manning for inclusion in Cincinnati Bell's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposals, and that Cincinnati Bell therefore withdraws its December 19, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

JAN 24 2007

Sincerely,

Ted Yu
Special Counsel

cc: Timothy M. Donoghue
CWA Local 4400
2300 Montana Ave., Suite 101
Cincinnati, OH 45211

Cynthia A. Cunningham-Manning
3418 Mayfair Ave.
Cincinnati, OH 45211

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

716133

Frost Brown Todd LLC
ATTORNEYS

OHIO · KENTUCKY · INDIANA · TENNESSEE

Kevin L. Cooney
KCOONEY@FBTLAW.COM
(513) 651-6712

December 19, 2006

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Cincinnati Bell Inc.*
Request for a No-Action Letter With Respect to Shareholder Proposals Submitted by Communications Workers of America Representatives

Dear Ladies and Gentlemen:

On behalf of Cincinnati Bell Inc., an Ohio corporation ("CBI"), and pursuant to Rule 14a8(j), we are submitting this letter in reference to CBI's intention to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") the shareholder proposals described below (collectively, the "Proposals") and statements in support thereof received from Timothy M. Donoghue (the "Compensation Proponent") and Cynthia A. Cunningham (the "Reputation Proponent") (the Compensation Proponent and the Reputation Proponent are collectively referred to herein as the "Proponents"):

- The proposal submitted by the Compensation Proponent, a copy of which is attached hereto as Exhibit A, requests that CBI's Board of Directors (the "Board") adopt a policy of receiving shareholder input concerning the compensation of named executive officers as set forth in the proxy statement each year (the "Compensation Proposal").

- The proposal submitted by the Reputation Proponent, a copy of which is attached hereto as Exhibit B, requests that the Board report to the CBI shareholders about the potential damage to the brand name and reputation of CBI that could result from CBI's outsourcing efforts (the "Reputation Proposal") (the Compensation Proposal and the Reputation Proposal are collectively referred to herein as the "Proposals").

In accordance with Rule 14a-8(f), CBI sent a letter on December 1, 2006, a copy of which is attached hereto as Exhibit C, to Mr. Tony Daley, who was identified in the cover letter to each Proposal as the contact person for any issues relating to either Proposal, and each Proponent (the "Objection Letter") identifying certain procedural deficiencies with the Proposals.

We hereby notify the Division of Corporation Finance of CBI's intention to exclude the Proposals from its 2007 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in CBI's view that, on procedural grounds,:

- the Proposals are excludable pursuant to Rule 14a-8(c) as they violate the "one proposal" rule because each Proponent is an alter ego of the Communication Workers of America (the "CWA"), and
- the Proposals are excludable pursuant to Rule 14a-8(b) as the CWA (and alternatively, both Proponents) failed to supply, within 14 days of receipt of CBI's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date on which they submitted their respective Proposal,

or alternatively, that, on substantive grounds,

- the Compensation Proposal is excludable pursuant to Rule 14a-8(i)(11) as it is substantially duplicative of another shareholder proposal received by CBI prior to its receipt of the Compensation Proposal, and
- the Reputation Proposal is excludable pursuant to Rule 14a-8(i)(7) as it pertains to CBI's ordinary business operations.

I. THE PROPOSALS.

The Compensation Proposal. The Compensation Proposal states:

> RESOLVED, that shareowners of CBI request that the Board adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: "Is the compensation of CBI's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

The Reputation Proposal. The Reputation Proposal states:

> RESOLVED: The shareholders request that the Board establish an independent committee to prepare a report on the potential damage to the brand name and reputation of CBI that could result from CBI's outsourcing efforts and make copies of the report available to shareholders

of the Company upon request.

II. ANALYSIS.

A. The Proposals May Be Excluded Under Rule 14a-8(c) as a Violation of the One Proposal Per Proponent Rule.

Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) provides that a proponent may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. If a proponent submits more than one proposal, the registrant is required by Rule 14a-8(f)(1) to provide the proponent the opportunity to reduce the items submitted to the limit provided by the rule within 14 calendar days of notification by the registrant to the proponent of the limitation. In adopting the rule, the Securities and Exchange Commission (the "Commission") noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but offered the issuance of "No-Action" letters as a safeguard:

> The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'No-Action' letter concerning the omission from their proxy materials of the proposals at issue.[1]

The Staff has consistently taken a no-action position pursuant to Rule 14a-8(c) and its predecessor when an issuer provides reasonable evidence of the use of such tactics.[2] Specifically, the Staff has indicated that multiple proponents will be treated as one proponent for purposes of Rule 14a-8(c) when an issuer meets its burden of establishing that one proponent is

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[1] Exchange Act Release No. 34-12999 (Nov. 22, 1976) ("1976 Release"); See also *Pacific Enterprises* (Feb. 12, 1996).

[2] *See Drexler Technology Co.* (June 14, 1999) (Staff permitted omission of multiple proposals orchestrated and coordinated by a single individual that were submitted by multiple nominal proponents); *BankAmerica Corporation* (Feb. 8, 1996) (where different proponents submitted separate proposals which had same telephone numbers, dates and format, the Staff permitted omission of the proposals); *Weyerhaeuser Co.* (Dec. 20, 1995) (no-action position taken where proponents had same address, were of same immediate family and were working together); *NMR of America, Inc.* (May 11, 1993) (Staff concluded that proposals were excludable where evidence showed that husband had authored both proposals); *Dominion Resources, Inc.* (Feb. 24, 1993) (no-action position taken where proposals were coordinated by single proponent); *TPI Enterprises, Inc.* (Jul. 15, 1987) (no-action position taken where several proposals were "masterminded" by single proponent); *Texas Instruments Inc.* (proposals submitted by proponent, his daughter, corporation and foundation were sufficiently related to be considered proposals of a single proponent).

the "alter ego" of another proponent, that one proponent possesses "control" over the shares owned of record, or beneficially, by another proponent, or that one proponent is acting on behalf of another proponent.[3]

The Staff has found that the mere presence of influence over proponents, even in the absence of explicit control or domination over cooperating proponents, may be sufficient to justify the omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme.[4] There are numerous instances in which the Staff has issued a no-action opinion based, not on the existence of outright "control," but on evidence that the proponents acted in a coordinated, arranged, or manipulated manner with the evident purpose of avoiding the "one proposal" rule.[5]

In the instant case, CBI believes, based on the evidence set forth below, that CWA has coordinated, orchestrated and "masterminded" the submission of both Proposals and that the individuals who executed the Proposals are merely nominal proponents who submitted the Proposals as alter egos of CWA in an effort to evade the one proposal limitation. For example,

- The Proposals are dated as of same date and employ an identical font, format and style.
- The Compensation Proposal was faxed to the Secretary of CBI from a CWA fax machine at 11:26 A.M. on November 22, 2006 from (202) 424-1201, a Washington D.C. area code.
- The Reputation Proposal was faxed to the Secretary of CBI from the same CWA fax machine at 12:52 P.M. on November 22, 2006 from the same fax number.
- CWA's headquarters are located in Washington, D.C. while the addresses of the Proponents are located in Cincinnati, Ohio.
- The cover letters that accompanied each Proposal are identical, except for the references to the names and addresses of the nominal proponents, and instruct

[3] *See BankAmerica Corporation* (Feb. 8, 1996); *Stone & Webster, Inc.* (Mar. 3, 1995); *Banc One Corp.* (Feb. 2, 1993).

[4] *See International Business Machines Corp.* (Jan 26, 1998); *Banc One Corp.* (Feb. 2, 1993) (no-action position taken where nominal proponents were recruited, but not controlled, by one proponent); *TPI Enterprises* (July 18, 1987) (proposals were excludable under Rule 14a-8(c) where submission was apparently orchestrated by one person).

[5] *See Drexler Technology Corp.* (June 19, 1999); *Weyerhauser Co.* (Dec. 20, 1995); *Dominion Resources, Inc.* (Feb. 24, 1993).

CBI to direct all communications relating to the Proposals to Mr. Tony Daley at CWA headquarters.

- Mr. Daley has served as CWA's contact person for other shareholder proposals submitted directly by CWA entities and affiliates.[6]

- The Proposals identify each nominal proponent as representatives of local CWA affiliates. The Compensation Proponent is the President of CWA Local 4400 and the Reputation Proponent is the President of CWA Local 4401.

- CWA has previously been involved in the submission of a shareholder proposal that contained language almost identical to the Reputation Proposal.[7] The proposal at issue in *General Electric Co.* was submitted by the IUE-CWA Employee's Pension Fund and included several supporting statements identical to those contained in the Reputation Proposal.

Given the similarities between the Proposals and CWA's institutional focus on, and previous shareholder proposal submissions relating to, the issues of executive compensation[8] and outsourcing[9], it is evident that CWA actually authored, prepared and submitted both Proposals and, in so doing, is abusing the shareholder proposal process by attempting to circumvent the Rule 14a-8(c) "one-proposal" limitation. Although CBI received a letter from the Compensation Proponent dated December 6, 2006, a copy of which is attached hereto as Exhibit D, requesting that all future communications regarding the Compensation Proposal be directed to his attention rather than Mr. Daley's, CBI never received a reply to the Objection Letter from either the CWA or the Proponents as to why the Proponents should not be considered the alter ego of the CWA. Therefore, CBI believes that both Proposals should be excluded.

We respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Proposals from its 2007 Proxy Materials in reliance on the "one-proposal" requirement set forth in Rule 14a-8(c).

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[6] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006) (IUE-CWA Employee's Pension Fund); *AT&T Corp.* (Mar 1, 2004) (CWA Joe Bierne Foundation); *International Business Machines Corp.* (Jan. 23, 2003) (CWA Member's Relief Fund).

[7] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006).

[8] *See AT&T Corp.* (Mar. 1, 2004); *The Walt Disney Co.* (Oct. 29, 1998) and *Gannett Co., Inc.* (Feb. 24, 1998) (where CWA Pension Fund sought adoption of an executive compensation policy).

[9] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006); *AT&T Corp.* (Mar. 1, 2004); *General Electric Co.* (Feb 3, 2004).

B. The Proposals May Be Excluded Under Rule 14a-8(b) as the Proponents Failed to Provide Sufficient Evidence to Satisfy the Minimum Ownership Requirement.

Rule 14a-8(b)(1) establishes the minimum ownership requirement for eligibility to submit a shareholder proposal. In order to submit a proposal for consideration, a proponent "must have continuously held at least $2,000 in market value of the company's securities . . . for at least one year by the date" of the submission.[10]

Although each cover letter accompanying the Proposals contained a statement providing that each Proponent was a CBI shareholder who met the Rule 14a-8(b)(1) eligibility requirements, the records of CBI's transfer agent do not identify either Proponent as a record owner and neither submission included documentary evidence sufficient to verify either Proponent's eligibility. Therefore, CBI sent the Objection Letter to Mr. Daley at the CWA, with copies to each Proponent, notifying them that they had each failed to establish their eligibility to submit a shareholder proposal(s). The Objection Letter, which included a copy of Rule 14a-8, requested that CBI be furnished with evidence establishing ownership in the form required under Rule 14a-8(b).

Rule 14a-8(b)(2)(i) provides that a proponent may verify its stock ownership, if it is not a record owner, by submitting a written statement from the record holder of the securities stating that the shareholder has owned the securities continuously for one-year as of the date the proposal was submitted. Staff Legal Bulletin No. 14 (Jul. 13, 2001) clarifies that monthly, quarterly or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to evidence eligibility.[11] Instead, the Staff stated that a shareholder must submit an affirmative written statement from the record holder of its securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.[12] Furthermore, in a number of no-action letters, the Staff has concluded that an account summary or brokerage statement does not constitute sufficient documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date on which it submitted his proposal.[13]

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[10] Rule 14a-8(b)(1).

[11] *See* Question C.1(c)(2).

[12] *Id.*

[13] *See American International Group* (Mar. 15, 2006) (brokerage account statement); *General Motors Corp.* (Mar. 6, 2005) (retirement savings account statement); *Sky Financial Group* (Jan. 13, 2005 and Dec. 20, 2004) (brokerage account statement); *International Business Machines Co.* (Jan. 11, 2005) (account statement from 401(k) plan); *Sempra Energy* (Dec. 23 and 22, 2004) (account statement from 401(k) plan); *Bank of America* (Feb. 25, 2004) (brokerage account statement); *RTI International Metals, Inc.* (Jan. 13, 2004) (brokerage account statement).

On December 5, 2006, CBI received from the Compensation Proponent a print-out of his Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement as of December 1, 2006, a copy of which is attached hereto as Exhibit E, and on December 15, 2006, CBI received another copy from the Compensation Proponent of his Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement for the period from September 30, 2005 to November 30, 2006, a copy of which is attached hereto as Exhibit F. On December 14, 2006, CBI received from the Reputation Proponent a print-out of her Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement as of November 30, 2006, a copy of which is attached hereto as Exhibit G. None of the Retirement Savings Statements, which represent the only documentary support submitted by the Proponents to evidence their satisfaction of the Rule 14a-8(b) minimum ownership requirement, indicates how many shares they owned on the respective dates on which they submitted their Proposal or identifies the record holder of their CBI securities. Furthermore, no Retirement Savings Statement contains an affirmative written statement from the record holder of the securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. In addition, CWA did not provide any documentary evidence of ownership to CBI in response to the Objection Letter.

As the documentary support submitted by the Proponents (and which the CWA declined to submit) to evidence their satisfaction of the Rule 14a-8(b) minimum ownership requirement clearly fails to satisfy the standards consistently imposed by the Staff in no-action letters and guidance, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Proposals from its 2007 Proxy Materials in reliance on Rule 14a-8(b).

C. The Compensation Proposal May Be Excluded Under Rule 14a-8(i)(11) as it is Substantially Duplicative of Another Shareholder Proposal Received By CBI.

Rule 14a-8(i)(11) permits the exclusion from a company's proxy materials any shareholder proposal that substantially duplicates another shareholder proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. The Staff stated in the 1976 Release that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. We have concluded that the Compensation Proposal may be properly omitted from the 2007 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to CBI by the California Public Employees' Retirement System (the "CalPERS Proposal"), which will be included in the 2007 Proxy Materials. The CalPERS Proposal is attached hereto as Exhibit G.

The CalPERS Proposal was sent by overnight mail on November 9, 2006 and received by the Secretary of CBI on November 10, 2006. The Compensation Proposal was sent by overnight mail on November 21, 2006 and facsimile on November 22, 2006 and received by the Secretary of CBI on November 22, 2006. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals.[14]

The CalPERS Proposal requests that the Board "adopt a policy that [CBI's] shareowners be given the opportunity at each annual meeting of shareowners to vote on an advisory resolution . . . to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table . . . ." The Compensation Proposal requests that the Board "adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: 'Is the compensation of Cincinnati Bell's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?'"

The Staff, in granting requests for no-action relief under this rule, has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead examined whether the proposals present the same "principal thrust" or "principal focus." The Staff has also agreed on a number of occasions that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11).[15]

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Compensation Proposal is clearly substantially duplicative of the CalPERS Proposal. The "principal thrust" or "principal focus" of both the Compensation Proposal and the CalPERS Proposal is that CBI shareholders be given the opportunity at each annual meeting to express whether they approve of the compensation of CBI's named executive officers, as set forth in the proxy statement's Summary Compensation Table. The Compensation Proposal substantially duplicates the CalPERS Proposal because, although they contain nominally different terms and scope, the principal thrust and focus of each of the proposals is identical. Furthermore, the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up the proxy materials with several versions

[14] *See Constellation Energy Group, Inc.* (Feb. 19, 2004); *Wells Fargo & Company* (Feb. 5, 2003).

[15] *See Constellation Energy Group, Inc.* (Feb. 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); *Abbott Laboratories* (Feb. 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received); *Pacific Gas & Electric Co.* (Feb. 1, 1993) (proposal containing a different compensation limit, different terms and a different scope than two earlier proposals substantially duplicated the two earlier proposals).

of essentially the same proposal and to avoid shareholder confusion. To allow both of these, substantially duplicative proposals to be included in the 2007 Proxy Materials would frustrate the policy behind Rule 14a-8(i)(11).

For these reasons, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Compensation Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(11).

D. <u>The Reputation Proposal May Be Excluded under Rule 14a-8(i)(7) as it Pertains to CBI's Ordinary Business Operations.</u>

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Exchange Act Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[16]

In Staff Legal Bulletin No. 14C (Jun. 28, 2005) ("SLB 14C"), the Staff stated that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

The 1998 Release identifies the two "central considerations" for the ordinary business exclusion. The first consideration is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The Commission cited "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers" as examples of such tasks. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a shareholder proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer.[17] In addition, the Staff has indicated that where "the subject

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[16] *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release").

[17] *Release No. 34-20091* (Aug. 16, 1983).

matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)."[18]

For the reasons set forth below, the Reputation Proposal relates to CBI's ordinary business operations as it seeks a report assessing the risks and liabilities associated with an aspect of CBI's business operations (i.e., employment decisions and workforce management). In well-established and recently issued precedent, the Staff has concurred that this aspect of similar proposals has implicated ordinary business matters, and, therefore, such proposals have been excludable pursuant to Rule 14a-8(i)(7).

1. *The Reputation Proposal and Supporting Statement Focus on CBI Engaging in an Internal Assessment of the Risks and Liabilities That CBI Faces as a Result of its Operations.*

The Reputation Proposal requests that the Board prepare a report assessing "the potential damage to the brand name and reputation" of CBI as a result of its "outsourcing efforts" and the supporting statement thereto provides that CBI's brand name "may be its most important asset." In other words, the Reputation Proposal seeks an assessment or evaluation of the financial risks posed to certain CBI assets (i.e., its brand name and reputation) as a result of CBI's workforce management and employment decisions (i.e., outsourcing), which represent fundamental tasks in management's obligation to operate CBI on a day-to-day basis.

It is well established that shareholder proposals that request detailed information on a company's assessment of the financial risks and implications of certain aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business.[19]

[18] *Johnson Controls, Inc.* (Oct. 26, 1999).

[19] *See General Electric Co.* (Jan. 13, 2006, *recon. denied Feb. 28, 2006*) (where the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board of directors prepare a report assessing the risk of "damage to [the company's] brand name and reputation" as a result of the company's decision to outsource certain work as such proposal related to the company's "ordinary business operations (*i.e.*, evaluation of risk)"); *The Dow Chemical Company* (Feb. 23, 2005) (where the Staff concurred that the company could exclude a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to the company's ordinary business operations (i.e., evaluation of risks and liabilities)); *Abbot Laboratories* (Mar. 9, 2004) and *Pfizer Inc.* (Jan. 24, 2006) (where the Staff concurred that the companies could exclude a proposal that requested that their board of directors report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risk); *The Dow Chemical Company* (Feb. 13, 2004) (where the Staff concurred that the company could exclude a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability" because it related to an evaluation of risks and liabilities); *Wachovia Corp.* (Feb. 10, 2006) (where the Staff concurred with the exclusion of a proposal requesting a report disclosing "the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases and (b) anticipated changes to our public environment"); *Newmont Mining Corp.* (Feb. 4, 2004) (where the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to

The Staff has confirmed its position on this type of proposal in SLB 14C. There, the Staff stated "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

As with the no-action letters addressed in SLB 14C and the no-action letters cited above, in requesting a report assessing the potential damage to CBI's brand name and reputation as a result of its outsourcing efforts, the Reputation Proposal focuses on "an internal assessment of the risks or liabilities" that CBI faces as part of its day-to-day operating decisions. Thus, CBI believes that the Reputation Proposal addresses its ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7) and we respectfully request that the Staff concur with this conclusion.

2. *The Reputation Proposal Involves Ordinary Business Matters Because it Relates to Workforce Management, Employment Decisions and Employee Relations.*

The report requested by the Reputation Proposal would primarily address issues involving "management of the workforce, such as the hiring, promotion, and termination of employees" which the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding the location of employees and sourcing of goods and services implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run CBI on a day-to-day basis and delve too deeply into the complex operations of CBI. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) with respect to proposals that address management of the workforce, which includes outsourcing, as they involve ordinary business matters.

Very recently, the Staff agreed that a company could exclude a shareholder proposal substantially similar to the Reputation Proposal pursuant to Rule 14a-8(i)(7) as such proposal related to the company's "ordinary business operations."[20] The proposal at issue in *General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb. 28, 2006) requested that the company's board of directors establish an independent committee to prepare a report assessing the risk of "damage to [the company's] brand name and reputation" as a result of the company's outsourcing activities. The Staff has also recently agreed that at least nine identical proposals could be excluded on Rule 14a-8(i)(7) grounds as they each related to the companies' management of their

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the company's "operations, profitability and reputation" arising from its social and environmental liabilities on the basis that such an assessment pertained to the evaluation of risk); *Willamette Industries, Inc.* (Mar. 20, 2001) (where the Staff permitted the exclusion of a proposal relating to a request for a report on environmental problems, including an estimate of "worst case financial exposure due to environmental issues for the next ten years").

[20] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb. 28, 2006)

workforce.[21] Each of these nine proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corporation* (Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), on the grounds that it related to "employment decisions and employee relations." The Staff has in other circumstances concurred that decisions relating to the selection of employees to fill positions implicates a company's ordinary business.[22]

As with each of the precedents cited above, the Reputation Proposal and its supporting statement address exactly the same issue: workforce management decisions. The Reputation Proposal's supporting statement provides that outsourcing "decreases the control a company may exercise over individuals (for instance, the contractors' employees) acting in its name" and causes "higher turnover." The supporting statement also asserts that "the use of contractors strains the relationship between customer and employee" and "reduces the morale" of remaining employees.

As discussed above, the Staff confirmed in SLB 14C that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The statements quoted from the Reputation Proposal's supporting statement clearly establish that, taken as a whole, the Reputation Proposal and the supporting statement are focused on the issues of workplace management, employment decisions and employee relations. Accordingly, CBI believes that the Reputation Proposal may be properly excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) and the precedent cited above and we respectfully request that the Staff concur with this conclusion.

3. *Regardless of Whether the Reputation Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.*

CBI believes that the well-established precedent set forth above supports its conclusion that the Reputation Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). CBI recognizes that the Staff has concluded that certain employment-

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[21] *See Bank of America Corp.* (Feb. 4 , 2005); *JPMorgan Chase & Co.* (Feb. 4 , 2005); *Boeing Co.* (Feb. 25, 2005); *Citigroup Inc.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *SBC Communications Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *Fluor Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005).

[22] *See Merck & Co. Inc.* (Mar. 7, 2002) (proposal requesting the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct was excludable as relating to management of the workforce); *Intel Corp.* (Mar. 18, 1999) (proposal recommending that the board implement an "Employee Bill of Rights" was excludable as relating to management of the workforce).

related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters.[23]

Therefore, CBI does not believe that it is necessary to consider whether the Reputation Proposal may also touch upon significant policy issues, since the Reputation Proposal addresses ordinary business issues: assessing the risks and liabilities that may result from CBI's management of the workforce. Thus, regardless of whether aspects of the Reputation Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it also addresses ordinary business matters within the scope of Rule 14a-8(i)(7).

Accordingly, based on the precedent referenced in this Section II.D and the Reputation Proposal's emphasis on ordinary business matters (i.e., assessing the risks and potential liabilities to CBI's assets as a result of workforce management decisions), CBI believes that the Reputation Proposal may be excluded in its entirety under Rule 14a-8(i)(7) and we respectfully request that the Staff concur with this conclusion.

III. CONCLUSION

Based on the foregoing, we hereby respectfully request, on behalf of CBI, that the Staff not recommend any enforcement action if the Proposals are excluded from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before CBI files its definitive 2007 Proxy Materials with the Commission. We hereby agree to promptly forward to the CWA and the Proponents any Staff response to this no-action request that the Staff transmits by facsimile only to us or CBI.

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[23] *See General Electric Co.* (Feb. 10, 2000) (where the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of it related to ordinary business matters); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (where a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Consistent with the provisions of Rule 14a-8(j), CBI will concurrently provide copies of this correspondence to the CWA and the Proponents. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide CBI and its counsel a copy of any correspondence that they submit to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned and CBI if it receives any correspondence on the Proposals from either Proponent, the CWA or other persons, unless that correspondence has specifically confirmed to the Staff that CBI or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (513) 651-6712.

Sincerely,

FROST BROWN TODD LLC

By: Kevin L. Cooney
Kevin L. Cooney

Enclosures

cc: Mr. Christopher J. Wilson, General Counsel of CBI
Mr. Tony Daley, CWA
Mr. Timothy M. Donoghue
Ms. Cynthia A. Cunningham

EXHIBIT LIST

Exhibit A – Compensation Proposal
Exhibit B – Reputation Proposal
Exhibit C – Objection Letter
Exhibit D – Donoghue Response
Exhibit E – Donoghue Retirement Statement #1
Exhibit F – Donoghue Retirement Statement #2
Exhibit G – Cunningham Retirement Statement
Exhibit H – CalPERS Compensation Proposal

EXHIBIT A

Timothy M. Donoghue
CWA Local 4400
2300 Montana Ave., Suite 101
Cincinnati, OH 45211

VIA Fax & Overnight Mail

November 21, 2006

Christopher J. Wilson
General Counsel and Secretary
Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, OH 45202

Dear Mr. Wilson:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Cincinnati Bell, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Company common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Company common stock through the date of the Company's 2007 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley at CWA Headquarters:

Research Department
Communications Workers of America
501 3rd St., N.W.
Washington, D.C. 20001
202-434-9515 (phone)
202-434-1201 (fax)

Sincerely,

Timothy M. Donoghue

Enclosure

Shareowner Proposal

RESOLVED, that shareowners of Cincinnati Bell Inc. request that the Board of Directors ("Board") adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: "Is the compensation of Cincinnati Bell's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

Supporting Statement

We believe the compensation of Cincinnati Bell's senior executives is excessive.

According to proxy statements from 2002 through 2006, the five senior executives listed in the Summary Compensation Table received "Total Annual Compensation" of $20.1 million from 2001 through 2005. The "Total Annual Compensation" of John F. Cassidy, the President and CEO of Cincinnati Bell, accounted for more than $5.8 million of that sum.

The top five officers received $9.4 million in "All Other Compensation" (company contributions to savings, deferred compensation, and exit pay) over the same period. They also received $0.2 million in long-term compensation

The total amount paid to the top five officers over these five years was more than $29.7 million. These five officers then exercised stocks options to realize a gain of another $0.7 million.

In all, these five executives received over $30.4 million for the five years covered by the proxy disclosures between 2002 and 2006. In our view, this amount is excessive for a company of our size.

Finally, the 2006 proxy statement reports that the five top officers were awarded $3.0 million in restricted shares in 2005, and the held $5.8 million in unexercised options.

The major stock exchanges have adopted rules requiring public companies to submit equity-based compensation plans for shareholder approval. According to a recent academic analysis, however, these rules have failed to provide shareowners "with substantial influence" because the plans tend to be "broadly worded" (Lucian Bebchuk and Jesse Fried, *Pay Without Performance*, 2004, p. 196). Shareowners can withhold votes for members of the Compensation Committee who stand for reelection, but we view that option as a blunt and insufficient instrument for registering dissatisfaction with senior executive compensation.

In contrast, public companies in the United Kingdom allow shareowners to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We are proposing that the shareowners be permitted to give the Compensation Committee a "report card." Through voting on the question that is set forth in the Proposal, shareowners could express their views, in an advisory referendum, on the question of whether the Company's senior executives are being compensated at levels that are appropriate in amount. This approach would provide the opportunity to express dissatisfaction with the amount of compensation that has been awarded to senior executives, and of focusing media attention on the issue in a manner that could assist in bringing about change, while preserving the discretion of the Board to make such changes as may be appropriate.

Please vote for this proposal.

Exhibit B

Communications Workers of America

Local 4401 . . . . AFL-CIO

617 Vine Street, Suite 1432
Cincinnati, Ohio 45202
Phone (513) 421-2236
Fax (513) 345-5050

VIA Fax & Overnight Mail

November 21, 2006

Christopher J Wilson
General Counsel and Secretary
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Oh 45202

Dear Mr. Wilson:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Cincinnati Bell, Inc. ("Company") proxy statement to be circulated to company shareholders in conjunction with the next annual meeting of shareholders in 2007. The proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange commission's proxy regulations.

I am a beneficial owner of Company common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own common stock through the date of the Company's 2007 annual meeting. Either I, or a designated representative, will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley at CWA Headquarters:

> Research Department
> Communications Workers of America
> 501 3rd St., N.W.
> Washington, D.C. 20001
> 202-434-9515 (phone)
> 202-434-1201 (fax)

Sincerely,

Cynthia A Cunningham

Enclosure

Shareholder Proposal

RESOLVED: The shareholders request that the Board establish an independent committee to prepare a report on the potential damage to the brand name and reputation of Cincinnati Bell, Inc. ("Company") that could result from the Company's outsourcing efforts and make copies of the report available to shareholders of the Company upon request.

Supporting Statement

Cincinnati Bell considers that it has a "well-regarded brand name and reputation for service." [Proxy Statement, 2006, p. 2] As shareholders, we agree. The Company's brand name may be its most important asset.

For Harris Interactive, "the value of a company's reputation may be as much as 40% of its total market value." [INFACT, Press release, 2/7/01] Company reputations affect consumer purchases. And "reputation, once lost, is extremely difficult to reclaim." [*Wall Street Journal*, 2/7/01]

The outsourcing of manufacturing and service work may be profitable in the short term, but in our view may have significant long-term consequences.

The shift of production to low-wage vendors in this country or abroad has generated negative press stories in the U.S. In a March 2006 PSRA/Newsweek poll, 71% found that outsourcing was bad for the country. [*Roll Call*, 3/29/2006]

Outsourcing decreases the control a company may exercise over individuals (for instance, the contractors' employees) acting in its name, thereby interfering with corporate strategies to boost brand and reputation. This is particularly true in a service company where the interaction with the buying public is such a large part of the business. [See *New Jersey Law* Journal, 2/27/2006]

Moreover, evidence suggests that the use of contractors strains the relationship between customer and employee. *[Washington Post, 3/28/2004]* Because outsourcing companies pay lower wages with fewer benefits, they experience higher turnover than core companies. The vendors' employees who work for core companies tend not to be building careers. They have less incentive to retain customers.

The use of vendors can impair the internal functioning of companies as well. There is some evidence to suggest that when companies, such as Cincinnati Bell, engage in the outsourcing of significant amounts of work, it reduces the morale for employees who remain. *[Information Week, 6/27/2005]*

Evidence suggests that the outsourcing of highly skilled jobs has a detrimental impact on the career choices made by American students. Whether jobs are moving to lower priced vendors in the U.S. or abroad, the net effect is a lower wage for skilled work. [*Computerworld*, 5/5/2006] According to the Economic Policy Institute, the real wage of production and non-supervisory workers decreased between 2000 and 2005. [See *State of Working America*, 2006-2007]

When outsourcing takes place, we believe there is potential for significant damage to the company's brand name and reputation. Accordingly, we submit that an authoritative report is appropriate on that potential.

We urge shareholders to vote for this proposal.

EXHIBIT C

Cincinnati Bell

221 E. Fourth St. [illegible]
P.O. Box 2301
Cincinnati, Ohio [illegible]

[illegible]

Christopher J. Wilson
[illegible] President, General Counsel & Secretary

December 1, 2006

VIA OVERNIGHT DELIVERY AND FACSIMILE

Mr. Tony Daley
Research Department
Communications Workers of America
501 3rd Street, N.W.
Washington, D.C. 20001

Re: Shareholder Proposals Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Daley:

Cincinnati Bell Inc. (the "Company") is in receipt of two letters, one from Mr. Timothy M. Donoghue dated November 21, 2006 (the "Donoghue Letter") and one from Ms. Cynthia A. Cunningham dated November 21, 2006 (the "Cunningham Letter"). Each Letter requests inclusion of a shareholder proposal in the Company's proxy materials for its 2007 annual meeting of shareholders. Rule 14a-8 under the Exchange Act, a copy of which is enclosed with this letter for your reference, sets forth eligibility and procedural requirements for shareholders wishing to include a proposal in the Company's proxy materials. As discussed below, these requirements have not been met. Pursuant to Rule 14a-8(f) under the Exchange Act, we hereby notify you of the deficiencies in the submissions.

The Donoghue Letter and the Cunningham Letter Comprise Two Separate Proposals by a Single Shareholder in Violation of Rule 14a-8(c)

Rule 14a-8(c) under the Exchange Act provides that each shareholder may submit no more than one proposal for a particular shareholders meeting. Although the Donoghue Letter and the Cunningham Letter were submitted by separate persons, we believe such persons to merely be the alter ego of the Communication Workers of America, particularly since both letters directed the Company to direct all communications to the same person. As a result, we believe that a single shareholder has submitted two separate proposals in contradiction of Rule 14a-8(c).

Failure to Submit Adequate Documentation to Establish Eligibility to Submit a Proposal

Rule 14a-8(b) under the Exchange Act sets forth the eligibility requirements to submit a proposal. To be eligible to submit a shareholder proposal for inclusion in the Company's proxy materials, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the shareholder submits its proposal. A shareholder who is not a record holder must submit to the Company a written statement from the record holder of such securities verifying that, at the time the shareholder proposal was submitted, the submitting shareholder had continuously held the securities for at least one year.

Each of the Donoghue Letter and the Cunningham Letter to the Company states that the record holder of shares of the Company's common stock will provide the appropriate verification of beneficial ownership by separate letter. As of the date of this letter, the Company has not received any verification of beneficial ownership of at least 1% or $2,000 in market value of the Company's common stock continuously held for at least one year prior to the date of the submission of either the Donoghue Letter or the Cunningham Letter (each containing one of your shareholder proposals) to the Company.

In accordance with Rule 14a-8(f), the Company hereby notifies you that you have failed to provide your eligibility to submit a shareholder proposal under Rule 14a-8(b).

The Company requests that you prove eligibility and revise the submission to comply with Rule 14a-8. You have 14 calendar days from the date you receive this letter to correct the deficiencies in the submission. In order to satisfy the eligibility requirements of Rule 14a-8(b), proof of ownership must be in the form of a written statement from the record holder of the shares verifying beneficial ownership and continued holding of the shares of the Company for at least one year and the statement must be dated as of the date the proposals were submitted. In order to satisfy the requirements of Rule 14a-8(c), one of the proposals must be eliminated and withdrawn. Your response must be postmarked or transmitted electronically. If all of the eligibility requirements are not met in a timely manner, or you fail to respond or fail to adequately correct the submission, the Company will exclude the submissions from its proxy materials.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude the proposals from the proxy materials for the 2007 annual meeting.

Sincerely,

CINCINNATI BELL INC.

By: [signature]

cc: Mr. Timothy M. Donoghue
Ms. Cynthia A. Cunningham

*** THIS SECTION IS CURRENT THROUGH THE NOVEMBER 21, 2006 ISSUE OF ***
*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

Go to the CFR Archive Directory

17 CFR 240.14a;-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule

13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance, special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HISTORY: [48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52

FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998]

AUTHORITY: (Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20(a) and 38(a), 54 Stat. 822 and 841, 15 U.S.C. 78n(a); 78w(a), 79(e), 79t(a), 80a-20(a), 80a-37(a))

NOTES: [EFFECTIVE DATE NOTE: 63 FR 29106, 29119, May 28, 1998, revised this section, effective June 29, 1998.]

NOTES APPLICABLE TO ENTIRE PART
EDITORIAL NOTE: For nomenclature changes to this part, see 57 FR 36501, Aug. 13, 1992, and 57 47409, Oct. 16, 1992.
[PUBLISHER'S NOTE: For Federal Registration citations concerning Part 240 Extension of phase-in period, see 57 FR 28781 (1992); 58 FR 36866 (1993), 59 FR 42448 (1994); 61 FR 30396, June 14, 1996; 62 FR 6468, 6469, Feb. 12, 1997]
In §§ 240.0-1 to 240.24b-3, the numbers to the right of the decimal point correspond with the respective rule numbers of the rules and regulations under the Securities Exchange Act of 1934.
ATTENTION ELECTRONIC FILERS
THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

NOTES APPLICABLE TO ENTIRE UDHEAD:
ATTENTION ELECTRONIC FILERS: THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

2755 words

EXHIBIT D

Timothy M. Donoghue
CWA Local 4400
2300 Montana Ave., Suite 101
Cincinnati, OH 45211
December 6, 2006

Christopher J. Wilson
General Counsel and Secretary
Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, OH 45202

Dear Chris,

In light of our conversation today, it appears that there is some confusion about the inspiration for the shareholder proposal I submitted on November 22, 2006.

Mr. Daley, as an employee of the national union, facilitated the process only. It was a mistake to direct communications through him.

Therefore, please direct all future communications to me at the above address.

Sincerely,

Timothy M. Donoghue

Timothy M. Donoghue

EXHIBIT E

Fidelity INVESTMENTS

Cincinnati Bell Inc.
Savings and Security Plan

Retirement Savings Statement

TIMOTHY M DONOGHUE
8671 VALLEY CIRCLE DR
FLORENCE, KY 41042-9639

Customer Service (800) 835-6095
Fidelity Investments Institutional Services Co.
82 Devonshire Street
Boston, MA 02109

Your Account Summary

Statement Period: 10/01/2005 to 12/01/2006

Beginning Balance	**$148,490.91**
Employee Contributions	$6,422.54
Employer Contributions	$2,388.68
Exchange In	$3,500.88
Exchange Out	-$3,500.88
Change in Market Value	$5,932.59
Ending Balance	**$163,234.72**
Additional Information	
Vested Balance	$163,234.72
Dividends & Interest	$54.22

Your Personal Rate of Return

This Period	3.4%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation

Statement Period: 10/01/2005 to 12/01/2006

Why is This Important?

e-Learning: Learn about asset allocation.



■ 100.00% Stock Investments $163,234.72

Your account is allocated among the asset classes specified above as of 12/01/2006. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Statement Period: 10/01/2005 to 12/01/2006

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars

Investment	Shares/Units as of 09/30/2005	Shares/Units as of 12/01/2006	Price as of 09/30/2005	Price as of 12/01/2006	Market Value as of 09/30/2005	**Market Value as of 12/01/2006**
Stock Investments					**$147,566.27**	**$163,234.72**
Large Cap						
FID US EQ Index Poo	37.324	0.000	$38.45	$44.66	$1,435.11	$0.00
Cinti Bell Common	33,138.318	35,797.085	$4.41	$4.56	$146,131.16	$163,234.72
UBS US SM CAP Grth Y	0.000	0.000	$14.64	$15.58	$0.00	$0.00
Bond/Managed Income					**$924.64**	**$0.00**
Stable Value						
FID MGD Inc Port II	924.640	0.000	$1.00	$1.00	$924.64	$0.00
Account Totals					**$148,490.91**	**$163,234.72**

Remember that a dividend payment to fund shareholders reduces the share price of the fund, so a decrease in the share price for the statement period does not necessarily reflect lower fund performance.

Your Contribution Elections as of

As of 12/04/2006

This section displays the funds in which your future contributions will be invested

EXHIBIT F

2300 Montana Ave
Suite 101
Cincinnati, OH 45211
Phone. 513-681-4400
Fax. 513-681-6976

CWA Local 4400

Fax

To:	Christopher J. Wilson	**From:**	Timothy Donoghue
Fax:	513-721-7358	**Date:**	December 15, 2008
Phone:	513-397-6351	**Pages:**	11
Re:		**CC:**	

x **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

•**Comments:**

FAX

Cincinnati Bell

OFFICE OF THE GENERAL COUNSEL
Legal Department
221 East Fourth Street, 103-1290
P.O. Box 2301
Cincinnati, Ohio 45202
Fax: (513) 721-7358

Christopher J. Wilson	Vice President, General Counsel and Secretary	christopher.wilson@cinbell.com	(513) 397-6351 FAX (513) 721-7358
Magale Whaley	Legal Administrative Assistant	magale.whaley@cinbell.com	(513) 397-0750 FAX (513) 397-5657

TO Tim Donoghue

FAX NO. (513) 481-8976 TELEPHONE NO. ( ) ________

TO:

FAX NO. ( ) ________ TELEPHONE NO. ( ) ________

FROM: Chris Wilson

DATE: 12-1-06 TIME: 2:25 pm NO. PGS INCL CVR: 8

Message:

Fidelity Investments FAX

☐ Fidelity Internal Information
☐ Fidelity Confidential Information
☐ Fidelity Highly Confidential Information

DEFINED CONTRIBUTION PRIORITY SERVICES

To: Timothy Donoghue

Company:

Phone:

Fax: (513) 681-8976

From: DC Priority Services

Phone: (877) 480-4015

Fax: N/A

Re:

Date: Friday, December 15, 2006

Pages inc. cover: 2

Comments:

Fidelity Investments
Fidelity Institutional Retirement Services Company
CSS-Participant Services

Cincinnati Bell Inc.
Savings and Security Plan

Retirement Savings Statement

September 30, 2006 - November 30, 2006

ENV#OP000003
OP 74473 A

TIMOTHY M DONOGHUE
8671 VALLEY CIRCLE DR
FLORENCE, KY 41042-9539

Customer Service Number: 1-800-835-5095
Internet Address: www.401k.com
You can get information 24 hours a day by calling the customer service number or accessing your account online.

Your Account Summary

Beginning Balance	$149,149.35
Employee Contributions	6,422.54
Employer Contributions	2,388.86
Exchange In	3,600.88
Exchange Out	-3,500.88
Change in Market Value	3,642.25
Ending Balance	$161,802.82

Additional Information	
Vested Balance	$161,802.82
Dividends & Interest	$57.02

Your Personal Rate of Return	
This Period	2.1%
Year to Date	28.2%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 100%

Your investments are currently allocated among the displayed asset classes. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 09/29/2006	Shares/Units on 11/30/2006	Price on 09/29/2006	Price on 11/30/2006	Market Value on 09/29/2006	Market Value on 11/30/2006
Stock Investments					$149,227.51	$161,802.82
Cinti. Bell Common	33,136.318	35,797.085	$4.43	$4.52	146,793.89	161,802.82
Fid US Eq Index Pool	37.324	0.000	$38.41	$44.78	1,433.62	0.00
Bond/Managed Income					$921.84	$0.00
Fid Mgd Inc Port II	921.840	0.000	$1.00	$1.00	921.84	0.00
Account Total					$149,149.35	$161,802.82

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2006 to 11/30/2006

Market Value of Your Account (continued)

Remember that a dividend payment to fund shareholders reduces the share price of the fund, so a decrease in the share price for the statement period does not necessarily reflect lower fund performance.

Your Account Information

General Information

Status	Active		

Balances

Pre '87	$21,820.00	Post '86	$30,604.56
Net Tax Cost	$52,224.55		

Your Contribution Elections as of 12/14/2006

This section displays the funds in which your future contributions will be invested

Investment	Pre-Tax Basic	Pre-Tax Supplemental	Post-Tax Basic	Post-Tax Supplemental	Company Match
Cinti. Bell Common	100%	100%	100%	100%	100%
Total	100%	100%	100%	100%	100%

Investment	After-Tax Rollover
Cinti. Bell Common	100%
Total	100%

Contributions	Post-Tax Basic	Post-Tax Supplemental	Company Match
Period to Date	$3,582.95	$2,639.59	$2,388.66
Year to Date	$12,762.92	$12,232.94	$1,641.99
Vested Percent	100.00	100.00	100.00

Your Account Activity

Use this section as a summary of transactions that occurred in your account during the statement period.

Activity	Cinti. Bell Common	Fid Mod Inc Port II	Fid US Eq Index Pool	UBS US Sm Cap Grth Y	Total
Beginning Balance	$146,793.89	$921.84	$1,433.62	$0.00	$149,149.38
Employee Contributions	6,422.54	0.00	0.00	0.00	6,422.64
Employer Contributions	2,388.68	0.00	0.00	0.00	2,388.68
Exchange In	2,552.47	0.00	0.00	948.41	3,500.88
Exchange Out	0.00	-948.41	-1,621.73	-930.74	-3,500.88
Change in Market Value	3,645.24	26.57	188.11	-17.67	3,842.25
Ending Balance	$161,802.82	$0.00	$0.00	$0.00	$161,802.82
Dividends & Interest	$30.45	$26.57	$0.00	$0.00	$57.02

A Message from Cincinnati Bell

Are you doing everything you can to get the most from your plan contributions? Are you making the maximum BASIC contribution you can to the plan based upon your base wages? It pays to check now and after every wage increase. Remember that only BASIC contributions are eligible for Company Match.

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2006 to 11/30/2006

Your Transaction Detail

This section will provide you with detailed day to day activity in your account during the statement period.

Trade Date	Transaction Type	Source	Shares/Units	Price	Transaction Amount
Cinti. Bell Common					
10/06/2005	Contribution	Post-Tax Basic	27.479	$4.367	$120.00
10/06/2005	Contribution	Post-Tax Supplemental	27.639	$4.367	$120.70
10/06/2005	Contribution	Company Match	18.319	$4.367	$80.00
10/20/2005	Contribution	Post-Tax Basic	28.640	$4.19	$120.00
10/20/2005	Contribution	Post-Tax Supplemental	15.134	$4.19	$63.41
10/20/2005	Contribution	Company Match	19.093	$4.19	$80.00
11/03/2005	Contribution	Post-Tax Basic	28.979	$4.141	$120.00
11/03/2005	Contribution	Post-Tax Supplemental	0.613	$4.141	$2.54
11/03/2005	Contribution	Company Match	19.319	$4.141	$80.00
11/17/2005	Contribution	Post-Tax Basic	31.579	$3.80	$120.00
11/17/2005	Contribution	Post-Tax Supplemental	36.842	$3.80	$140.00
11/17/2005	Contribution	Company Match	21.053	$3.80	$80.00
12/01/2005	Contribution	Post-Tax Basic	29.777	$4.03	$120.00
12/01/2005	Contribution	Post-Tax Supplemental	34.739	$4.03	$140.00
12/01/2005	Contribution	Company Match	19.851	$4.03	$80.00
12/09/2005	Interest	Pre-Tax Basic	0.755	$3.72	$2.81
12/09/2005	Interest	Pre-Tax Supplemental	0.927	$3.72	$3.45
12/09/2005	Interest	Post-Tax Basic	1.565	$3.72	$5.82
12/09/2005	Interest	Post-Tax Supplemental	1.694	$3.72	$6.30
12/09/2005	Interest	Company Match	2.683	$3.72	$9.98
12/09/2005	Interest	Rollover	0.562	$3.72	$2.09
12/15/2005	Contribution	Post-Tax Basic	25.516	$3.92	$100.03
12/15/2005	Contribution	Company Match	17.013	$3.92	$66.69
12/29/2005	Contribution	Post-Tax Basic	33.213	$3.613	$120.00
12/29/2005	Contribution	Post-Tax Supplemental	38.749	$3.613	$140.00
12/29/2005	Contribution	Company Match	22.142	$3.613	$80.00
01/12/2006	Contribution	Post-Tax Basic	32.086	$3.74	$120.00
01/12/2006	Contribution	Post-Tax Supplemental	37.433	$3.74	$140.00
01/12/2006	Contribution	Company Match	21.390	$3.74	$80.00
01/26/2006	Contribution	Post-Tax Basic	33.613	$3.57	$120.00
01/26/2006	Contribution	Post-Tax Supplemental	39.216	$3.57	$140.00
01/26/2006	Contribution	Company Match	22.409	$3.57	$80.00
02/09/2006	Contribution	Post-Tax Basic	33.613	$3.57	$120.00
02/09/2006	Contribution	Post-Tax Supplemental	39.216	$3.57	$140.00
02/09/2006	Contribution	Company Match	22.409	$3.57	$80.00
02/23/2006	Contribution	Post-Tax Basic	24.477	$4.28	$104.76
02/23/2006	Contribution	Company Match	16.318	$4.28	$69.84
03/09/2006	Contribution	Post-Tax Basic	13.858	$4.08	$56.54
03/09/2006	Contribution	Company Match	9.240	$4.08	$37.70
03/23/2006	Contribution	Post-Tax Basic	27.842	$4.31	$120.00
03/23/2006	Contribution	Post-Tax Supplemental	32.483	$4.31	$140.00
03/23/2006	Contribution	Company Match	18.561	$4.31	$80.00
04/06/2006	Contribution	Post-Tax Basic	27.211	$4.41	$120.00
04/06/2006	Contribution	Post-Tax Supplemental	18.785	$4.41	$82.84
04/06/2006	Contribution	Company Match	18.141	$4.41	$80.00
04/20/2006	Contribution	Post-Tax Basic	27.149	$4.42	$120.00
04/20/2006	Contribution	Post-Tax Supplemental	31.674	$4.42	$140.00
04/20/2006	Contribution	Company Match	18.100	$4.42	$80.00
05/04/2006	Contribution	Post-Tax Basic	0.993	$4.25	$4.22
05/04/2006	Contribution	Company Match	0.661	$4.25	$2.81
05/18/2006	Contribution	Post-Tax Basic	30.722	$3.906	$120.00
05/18/2006	Contribution	Post-Tax Supplemental	35.842	$3.906	$140.00
05/18/2006	Contribution	Company Match	20.481	$3.906	$80.00
06/01/2006	Contribution	Post-Tax Basic	29.777	$4.03	$120.00
06/01/2006	Contribution	Post-Tax Supplemental	34.739	$4.03	$140.00
06/01/2006	Contribution	Company Match	19.851	$4.03	$80.00
06/15/2006	Contribution	Post-Tax Basic	32.178	$4.04	$130.00
06/15/2006	Contribution	Post-Tax Supplemental	34.653	$4.04	$140.00

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2005 to 11/30/2006

Your Transaction Detail (continued)

Trade Date	Transaction Type	Source	Shares/Units	Price	Transaction Amount
06/15/2006	Contribution	Company Match	21.453	$4.04	$86.67
06/29/2006	Contribution	Post-Tax Basic	31.941	$4.07	$130.00
06/29/2006	Contribution	Post-Tax Supplemental	34.398	$4.07	$140.00
06/29/2006	Contribution	Company Match	21.295	$4.07	$86.67
07/14/2006	Contribution	Post-Tax Basic	34.086	$3.814	$130.00
07/14/2006	Contribution	Post-Tax Supplemental	36.707	$3.814	$140.00
07/14/2006	Contribution	Company Match	22.724	$3.814	$86.67
07/27/2006	Contribution	Post-Tax Basic	32.500	$4.00	$130.00
07/27/2006	Contribution	Post-Tax Supplemental	30.883	$4.00	$123.45
07/27/2006	Contribution	Company Match	21.668	$4.00	$86.67
08/11/2006	Contribution	Post-Tax Basic	28.953	$4.49	$130.00
08/11/2006	Contribution	Post-Tax Supplemental	31.180	$4.49	$140.00
08/11/2006	Contribution	Company Match	19.303	$4.49	$86.67
08/24/2006	Contribution	Post-Tax Basic	26.915	$4.83	$130.00
08/24/2006	Contribution	Post-Tax Supplemental	14.246	$4.83	$68.81
08/24/2006	Contribution	Company Match	17.944	$4.83	$86.67
09/07/2006	Contribution	Post-Tax Basic	25.440	$5.11	$130.00
09/07/2006	Contribution	Post-Tax Supplemental	16.861	$5.11	$86.16
09/07/2006	Contribution	Company Match	16.961	$5.11	$86.67
09/21/2006	Contribution	Post-Tax Basic	15.058	$5.14	$77.40
09/21/2006	Contribution	Company Match	10.039	$5.14	$51.60
10/05/2006	Exchange In	Pre-Tax Basic	19.612	$4.69	$91.98
10/05/2006	Exchange In	Pre-Tax Supplemental	29.678	$4.69	$139.10
10/05/2006	Exchange In	Post-Tax Basic	65.953	$4.69	$309.32
10/05/2006	Contribution	Post-Tax Basic	27.368	$4.75	$130.00
10/05/2006	Exchange In	Post-Tax Supplemental	74.578	$4.69	$349.77
10/05/2006	Contribution	Post-Tax Supplemental	29.474	$4.75	$140.00
10/05/2006	Contribution	Company Match	18.246	$4.75	$86.67
10/05/2006	Exchange In	Rollover	8.631	$4.69	$40.48
10/13/2006	Exchange In	Pre-Tax Basic	337.850	$4.80	$1,621.73
10/19/2006	Contribution	Post-Tax Basic	27.601	$4.71	$130.00
10/19/2006	Contribution	Post-Tax Supplemental	7.246	$4.71	$34.13
10/19/2006	Contribution	Company Match	18.401	$4.71	$86.67
11/03/2006	Contribution	Post-Tax Basic	29.348	$4.43	$130.00
11/03/2006	Contribution	Post-Tax Supplemental	2.483	$4.43	$11.00
11/03/2006	Contribution	Company Match	19.564	$4.43	$86.67
11/17/2006	Contribution	Post-Tax Basic	28.146	$4.619	$130.00
11/17/2006	Contribution	Post-Tax Supplemental	1.418	$4.619	$6.55
11/17/2006	Contribution	Company Match	18.764	$4.619	$86.67
11/30/2006	Contribution	Post-Tax Basic	28.017	$4.64	$130.00
11/30/2006	Contribution	Post-Tax Supplemental	30.172	$4.64	$140.00
11/30/2006	Contribution	Company Match	18.679	$4.64	$86.67
Fid Mgd Inc Port II					
09/30/2005	Dividend	Pre-Tax Basic	0.280	$1.00	$0.28
09/30/2005	Dividend	Pre-Tax Supplemental	0.420	$1.00	$0.42
09/30/2005	Dividend	Post-Tax Basic	0.930	$1.00	$0.93
09/30/2005	Dividend	Post-Tax Supplemental	1.050	$1.00	$1.05
09/30/2005	Dividend	Rollover	0.120	$1.00	$0.12
10/31/2005	Dividend	Pre-Tax Basic	0.280	$1.00	$0.28
10/31/2005	Dividend	Pre-Tax Supplemental	0.430	$1.00	$0.43
10/31/2005	Dividend	Post-Tax Basic	0.930	$1.00	$0.93
10/31/2005	Dividend	Post-Tax Supplemental	1.070	$1.00	$1.07
10/31/2005	Dividend	Rollover	0.120	$1.00	$0.12
11/30/2005	Dividend	Pre-Tax Basic	0.270	$1.00	$0.27
11/30/2005	Dividend	Pre-Tax Supplemental	0.420	$1.00	$0.42
11/30/2005	Dividend	Post-Tax Basic	0.910	$1.00	$0.91
11/30/2005	Dividend	Post-Tax Supplemental	1.040	$1.00	$1.04
11/30/2005	Dividend	Rollover	0.120	$1.00	$0.12
12/31/2005	Dividend	Pre-Tax Basic	0.280	$1.00	$0.28

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2005 to 11/30/2006

Your Transaction Detail (continued)

Trade Date	Transaction Type	Source	Shares/Units	Price	Transaction Amount
12/31/2005	Dividend	Pre-Tax Supplemental	0.430	$1.00	$0.43
12/31/2005	Dividend	Post-Tax Basic	0.950	$1.00	$0.95
12/31/2005	Dividend	Post-Tax Supplemental	1.070	$1.00	$1.07
12/31/2005	Dividend	Rollover	0.130	$1.00	$0.13
01/31/2006	Dividend	Pre-Tax Basic	0.300	$1.00	$0.30
01/31/2006	Dividend	Pre-Tax Supplemental	0.450	$1.00	$0.45
01/31/2006	Dividend	Post-Tax Basic	1.000	$1.00	$1.00
01/31/2006	Dividend	Post-Tax Supplemental	1.130	$1.00	$1.13
01/31/2006	Dividend	Rollover	0.130	$1.00	$0.13
02/28/2006	Dividend	Pre-Tax Basic	0.270	$1.00	$0.27
02/28/2006	Dividend	Pre-Tax Supplemental	0.410	$1.00	$0.41
02/28/2006	Dividend	Post-Tax Basic	0.910	$1.00	$0.91
02/28/2006	Dividend	Post-Tax Supplemental	1.030	$1.00	$1.03
02/28/2006	Dividend	Rollover	0.120	$1.00	$0.12
03/31/2006	Dividend	Pre-Tax Basic	0.300	$1.00	$0.30
03/31/2006	Dividend	Pre-Tax Supplemental	0.480	$1.00	$0.48
03/31/2006	Dividend	Post-Tax Basic	1.010	$1.00	$1.01
03/31/2006	Dividend	Post-Tax Supplemental	1.140	$1.00	$1.14
03/31/2006	Dividend	Rollover	0.130	$1.00	$0.13
04/30/2006	Dividend	Pre-Tax Basic	0.290	$1.00	$0.29
04/30/2006	Dividend	Pre-Tax Supplemental	0.450	$1.00	$0.45
04/30/2006	Dividend	Post-Tax Basic	1.000	$1.00	$1.00
04/30/2006	Dividend	Post-Tax Supplemental	1.140	$1.00	$1.14
04/30/2006	Dividend	Rollover	0.130	$1.00	$0.13
05/31/2006	Dividend	Pre-Tax Basic	0.310	$1.00	$0.31
05/31/2006	Dividend	Pre-Tax Supplemental	0.470	$1.00	$0.47
05/31/2006	Dividend	Post-Tax Basic	1.030	$1.00	$1.03
05/31/2006	Dividend	Post-Tax Supplemental	1.170	$1.00	$1.17
05/31/2006	Dividend	Rollover	0.140	$1.00	$0.14
06/02/2006	Exchange Out	Pre-Tax Basic	-93.720	$1.00	-93.72
06/02/2006	Dividend	Pre-Tax Basic	0.040	$1.00	$0.04
06/02/2006	Exchange Out	Pre-Tax Supplemental	-141.840	$1.00	-141.84
06/02/2006	Dividend	Pre-Tax Supplemental	0.060	$1.00	$0.06
06/02/2006	Exchange Out	Post-Tax Basic	-315.190	$1.00	-315.19
06/02/2006	Dividend	Post-Tax Basic	0.130	$1.00	$0.13
06/02/2006	Exchange Out	Post-Tax Supplemental	-356.410	$1.00	-356.41
06/02/2006	Dividend	Post-Tax Supplemental	0.160	$1.00	$0.16
06/02/2006	Exchange Out	Rollover	-41.250	$1.00	-41.25
06/02/2006	Dividend	Rollover	0.020	$1.00	$0.02
Fid US Eq Index Pool					
10/12/2006	Exchange Out	Pre-Tax Basic	-37.324	$43.45	-1,621.73
10/12/2006	Realized G/L	Pre-Tax Basic	0.000	$43.45	$231.41
UBS US Sm Cap Grth Y					
06/02/2006	Exchange In	Pre-Tax Basic	6.240	$15.02	$93.72
06/02/2006	Exchange In	Pre-Tax Supplemental	9.443	$15.02	$141.84
06/02/2006	Exchange In	Post-Tax Basic	20.986	$15.02	$315.19
06/02/2006	Exchange In	Post-Tax Supplemental	23.729	$15.02	$356.41
06/02/2006	Exchange In	Rollover	2.748	$15.02	$41.28
10/04/2006	Exchange Out	Pre-Tax Basic	-6.240	$14.74	-91.98
10/04/2006	Realized G/L	Pre-Tax Basic			-1.74
10/04/2006	Exchange Out	Pre-Tax Supplemental	-9.443	$14.74	-139.19
10/04/2006	Realized G/L	Pre-Tax Supplemental			-2.65
10/04/2006	Exchange Out	Post-Tax Basic	-20.966	$14.74	-309.32
10/04/2006	Realized G/L	Post-Tax Basic			-5.87
10/04/2006	Exchange Out	Post-Tax Supplemental	-23.729	$14.74	-349.77
10/04/2006	Realized G/L	Post-Tax Supplemental			-6.64
10/04/2006	Exchange Out	Rollover	-2.748	$14.74	-40.48
10/04/2006	Realized G/L	Rollover			-0.77

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2008 to 11/30/2008

Investment Fee Information

Fidelity Mid-Cap Stock fund assesses a short-term trading fee of 0.75% for shares held less than 30 days.
Fidelity International Discovery fund assesses a short-term trading fee of 1.00% for shares held less than 30 days.

Fund Performance

A summary of investment performance of all the funds available in the plan. FUNDS YOU OWN ARE MARKED WITH AN ASTERISK. *As you review this update, please remember that performance data stated represents past performance which does not guarantee future results. Investment return and principal value of an investment will fluctuate; therefore, you may have a gain or loss when you sell your units. Current performance may be higher or lower than performance stated. To learn more or to obtain the most recent month-end performance information, contact Fidelity using the information listed on the first page of this statement (your plan's toll free number and/or website).*

Before investing in any investment option, please carefully consider the investment objectives, risks, charges and expenses. For this and other information, call or write Fidelity for a free mutual fund or variable annuity prospectus. Read it carefully before you invest.

Your holding period may differ from the time periods shown below.
- Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments. This risk includes political and economic uncertainties of foreign countries, as well as the risk of currency fluctuation.
- Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.
- Investments in mortgage securities are subject to prepayment risk, which can limit the potential for gain during a declining interest rate environment and increase the potential for loss in a rising interest rate environment.
- Because of their narrow focus, sector funds may be more volatile than funds that diversify across many sectors.
- Investments in smaller companies may involve greater risks than those in larger, more well known companies.

Investment (VRS Code)	Cumulative % 3 Month	YTD	Annual Total Return % 2006	2004	2003	Average Annual Total Return % as of 09/30/2008 1 Year	3 Year	5 Year	10 Year	Life	Inception Date
Stocks											
AF EuroPacific Gth A (93248)	6.01	18.37	21.12	19.69	32.91	20.05	22.88	16.39	11.01	13.88	04/16/1984
AF Fundamntl Invs A (93250)	--	--	--	--	--	--	--	--	--	--	--
AIM Dynamics Inv (99886)	--	--	--	--	--	--	--	--	--	--	--
AIM Sm Co Gth Inv (99841)	--	--	--	--	--	--	--	--	--	--	--
Artisan Sm Cap Value (96926)	7.80	18.96	11.08	21.15	40.64	11.40	21.28	18.82	N/A	13.82	09/29/1997
Broadwing Stock (20957)	--	--	--	--	--	--	--	--	--	--	--
Cintl. Bell Common (48371)*	-10.50	28.77	-15.42	-17.82	43.47	9.30	-1.80	-21.41	-8.04	N/A	
Convergys Stock (20868)	15.57	52.18	5.74	-14.18	18.25	43.70	4.03	-5.74	N/A	N/A	08/03/1998
Fid Equity Income (00023)	7.83	17.31	5.74	11.29	29.86	14.90	14.48	9.09	9.46	13.04	08/16/1966
Fid Growth Company (00025)	10.46	9.48	13.50	12.12	41.36	7.17	12.08	8.21	8.01	14.03	01/17/1983
Fid Intl Discovery (00305)	7.21	19.84	18.55	19.05	43.34	17.86	22.81	17.79	10.73	9.78	12/31/1986
Fid Mid Cap Stock (00337)	7.43	15.05	16.07	9.05	33.28	14.88	16.83	10.24	12.21	14.43	03/29/1994
Fid US Eq Index Pool (00782)	7.80	14.12	4.86	10.81	28.55	10.89	12.23	8.89	8.66	10.32	12/31/1991
Harbor Cap Apprec R (47030)	8.46	2.00	13.73	9.08	30.48	3.74	10.55	N/A	N/A	11.05	11/01/2002
Janus Fund (99844)	7.32	10.26	3.96	4.69	31.71	8.72	8.81	4.38	8.65	13.69	02/06/1970
JPM US Small Company (20871)	--	--	--	--	--	--	--	--	--	--	--
LAU/R US Sm Cap Inst (20818)	8.00	10.93	3.64	20.18	40.51	3.89	14.45	14.38	12.24	13.71	02/22/1969
Ld Abbett MidCpVal Y (44899)	10.23	11.46	8.53	24.89	25.30	8.16	18.28	12.87	N/A	14.22	06/03/1999
UBS US Sm Cap Grth Y (49483)	7.13	10.15	8.60	N/A	N/A	3.93	10.60	11.39	N/A	7.88	09/30/1997
Market Indices*											
MSCI EAFE Index	7.18	22.88	13.72	20.42	38.97	19.34	22.60	14.49	7.03	N/A	
Russell 2000 Index	9.44	17.87	4.55	18.33	47.26	9.92	16.48	13.78	9.06	N/A	
S&P 500 Index	7.93	14.19	4.91	10.86	28.68	10.79	12.30	6.97	8.69	N/A	
Blended Funds											
Fid Freedom 2020 (00372)	8.89	10.85	7.75	9.55	24.90	6.71	10.73	6.06	N/A	8.63	10/17/1996
Vang Bal Index Adm (45604)	6.06	10.52	4.79	9.37	20.02	7.68	9.28	7.14	N/A	4.28	11/13/2000
Market Indices*											
S&P 500 Index	7.93	14.19	4.91	10.88	28.68	10.79	12.30	6.97	8.59	N/A	
Bond/Mangd Inc											
Fid Mgd Inc Port II (00633)	1.04	3.70	3.71	3.81	4.31	3.82	3.86	4.25	5.13	6.34	04/20/1993
Fidelity US Bd Index (00651)	2.66	5.08	2.26	4.36	4.91	3.82	3.46	4.91	6.44	7.43	03/08/1990
Market Indices*											
LB Agg Bond Index	2.72	4.94	2.43	4.34	4.10	3.67	3.36	4.81	0.42	N/A	
LB 1-3 Gov/Corp Bond Index	1.61	4.20	1.77	1.30	2.81	3.90	2.17	3.22	6.07	N/A	

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2006 to 11/30/2006

Fund Performance (continued)

Total returns are historical and include the change in share value and reinvestment of dividends and capital gain distributions, if any. Cumulative
returns are reported as of the periods shown. Life of fund figures are from commencement date to the period shown. Due to regulatory requirements
the average annual total returns are reported as of the most recent calendar quarter for the periods shown and are calculated using a standard
formula. The figures do not include the effect of sales charges, if any, as these charges are waived for contributions made through your company's
employee benefit plan. If sales charges were included, returns would have been lower. Each fund's share price (except money market funds), yield,
and return will vary, and you may have a gain or loss when you sell your shares. For funds no longer offered through your plan, short-term trading
fees will not apply to your account.
Non-Fidelity mutual funds and other investments are managed by non-Fidelity entities. Please consult the prospectus for more information. If
applicable, class of shares may vary. Please consult your plan documentation for the specific class of shares available through your plan.
Performance information for non-Fidelity mutual funds and other investments were provided by a third-party. Although data is carefully verified,
accuracy and completeness cannot be guaranteed.
The AIM Dynamics Fund was formerly known as INVESCO Dynamics Fund.
Fidelity is temporarily reimbursing a portion of the Fidelity Freedom Funds' expenses. Absent such reimbursement, returns and yield would have been
lower and the expense ratio would have been higher.
Fidelity is temporarily reimbursing a portion of Fidelity U.S. Bond Index Fund's expenses. Absent such reimbursement, returns would have been
lower.

* The MSCI EAFE Index (Morgan Stanley Capital International Europe, Australasia, and Far East Index) is an unmanaged index and includes the
reinvestment of dividends. It is designed to represent the performance of developed stock markets outside the United States and Canada. The MSCI
EAFE Index is a registered service mark of Morgan Stanley and has been licensed for use by FMR Corp.
The Russell 2000 Index is an unmanaged index, which is comprised of the 2,000 smallest securities in the Russell 3000 Index, representing
approximately 11% of the Russell 3000 total market capitalization, and includes reinvestment of dividends.
The S&P 500 is a registered service mark of the McGraw-Hill Companies, Inc., and has been licensed for use by Fidelity Distributors Corporation and
its affiliates. It is a widely recognized, unmanaged index of 500 U.S. common stocks.
The Lehman Brothers Aggregate Bond Index is an unmanaged market value-weighted index for investment-grade fixed-rate debt issues, including
government, corporate, asset-backed, and mortgage-backed securities with maturities of at least one year.
The Lehman Brothers 1-3 year Government Corporate Bond Index is an unmanaged index comprised of government and corporate fixed-rate debt
issues. Issues must have at least one year, with up to but not including, three year maximum maturity.
Fidelity Investments Institutional Services Company, Inc. 82 Devonshire Street Boston, MA 02109
** Performance was not available at time of statement printing.

Cincinnati Bell Inc.
Savings and Security Plan

Statement Period: 09/30/2005 to 11/30/2006

Your Statement Glossary

Average Annual Total Return

This is the hypothetical rate of return, that if the investment option achieved it over a year's time, would produce the same cumulative total return if the investment option performed consistently over the entire period. A total return is expressed in a percentage and tells you how much the investment has earned or lost over time, assuming that all dividends and capital gains are reinvested.

Change in Market Value

The change in value reflects the fluctuations in the price per share of the investment option because of changes in their underlying investments (stocks, bonds or short term investments). In the Account Summary section of your statement, this number is the total of all changes in all of your investments due to those types of fluctuations.

Cumulative Total Return

This number tells you an investment's actual performance for a certain period of time. A total return is expressed in a percentage and tells you how much money you have earned or lost on an investment over time, assuming that all dividends and capital gains are reinvested.

Dividends

In the investment options of your plan, including mutual funds and company stock (if applicable), dividends are money paid to shareholders that comes from the investment income that the fund has earned. Depending on the rules of your plan, dividends on company stock may be reinvested into your retirement account or paid to you in cash.

Market Value

Market Value is the dollar value of the investments in your account. You can calculate the market value by using the following formula. Market Value = Number of shares in your account x Price per share of the fund.

Shares

Shares are your units of ownership of each investment in your account.

Share Price

The value of one share of each investment in your account is called share price. It is determined by taking the total value of the whole investment option on a given day and dividing it by the number of shares outstanding.

Vested Balance

Vesting refers to your level of ownership in company contributions and any associated earnings. When the company contributes money to your account, it resides in your account under your name. This money becomes fully yours once you have satisfied the vesting requirements of your plan. You are always entitled to 100% of your contributions and any associated earnings.

Some special information about other sections in your account statement

Asset Allocation

Investments can be divided into three major asset classes: Stocks, Bonds, and Short Term Investments. These asset classes represent the different types of underlying securities that may be held in the investment option(s) you own. Please note that you may be invested in a blended fund where the fund holdings are invested in more than one asset class.

Stocks

Stocks can add a growth component to your portfolio. They represent ownership or equity in a company. Stocks have the potential to outperform other types of investments over the long term. However, stocks tend to have wider price fluctuations over short periods of time than other securities.

Bond/Managed Income

Bonds and Managed Income investments can add income to your portfolio. They provide the opportunity for higher current income than short-term investments. Bonds represent a loan to a corporation or government agency. The value of an investment in a bond fund fluctuates with changes in interest rates. Managed Income funds invest in contracts issued by insurance companies or banks and seek to preserve the value of your investment through agreements with financial institutions.

Short-Term

Short-term investments can add stability to your portfolio. They provide current income and seek to preserve the value of your investment. They also tend to provide the lowest returns over the long term. Examples include certificates of deposit (CDs), Treasury Bills and Money Market Instruments

Market Indices

A Market Index can measure the general trends in the performance of particular market segments. You can use the appropriate market index to compare the performance (Average Annual Return) of the options in which you're invested.

Standard and Poor's 500

The S&P 500 incorporates a broad base of 500 stocks, including industrial, utility, and financial companies. Some of its stocks have a greater influence on the direction of the market. The S&P 500 calculation takes this into account by giving greater weight to these stocks. The companies that make up the S&P 500 are traded on the American and New York Stock Exchanges, as well as the Over-The-Counter Exchange.

Lehman Bros. Aggregate Bond Index

This measures the total return of over 6,000 high-quality bond issues, including government, corporate, and mortgage sectors. Bonds in this price-weighted index have an average maturity of 10 years.

Morgan Stanley EAFE Index

The MSCI EAFE Index (Morgan Stanley Capital International Europe, Australasia, and Far East, Index) is an unmanaged index and includes the reinvestment of dividends. It is designed to represent the performance of developed stock markets outside the United States and Canada. The MSCI EAFE index is a registered service mark of Morgan Stanley and has been licensed for use by FMR Corp.

EXHIBIT G

CINDY CUNNINGHAM-MANNING

FACSIMILE TRANSMITTAL SHEET

TO: Chris Wilson	FROM: Cindy Cunningham-Manning
COMPANY:	DATE: 12/14/2006
FAX NUMBER: 513-721-7358	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: 513-397-6351	SENDER'S REFERENCE NUMBER:
RE: Eligibility requirements for proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

My name was changed from Cunningham to Manning at the beginning of December. CBT changed for me with Fidelity so I'm sure you can verify that. If you have any questions I can be reached at 421-2236 work or 236 8004 cell.

Thanks

Cindy

3418 MAYFAIR AVE CINCINNATI, OHIO 45211

Cincinnati Bell Inc.
Savings and Security Plan

Retirement Savings Statement

September 30, 2005 - November 30, 2006

ENV#OP000001
OP 74473 A

CYNTHIA ANN MANNING
3418 MAYFAIR AVE
CINCINNATI, OH 45211-5306

Customer Service Number: 1-800-835-5095
Internet Address: www.401k.com
You can get information 24 hours a day by calling the customer service number or accessing your account online

Your Account Summary

Beginning Balance	[redacted]
Employee Contributions	
Employer Contributions	
Exchange In	
Exchange Out	
Fees	
Change in Market Value	
Ending Balance	
Additional Information	
Vested Balance	[redacted]
Dividends & Interest	
Your Personal Rate of Return	
This Period	14.7%
Year to Date	20.6%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation



Stocks 94%

Bond/Mangd Inc 6%

Your investments are currently allocated among the displayed asset classes. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units on 09/29/2005	Shares/Units on 11/30/2006	Price on 09/29/2005	Price on 11/30/2006	Market Value on 09/29/2005	Market Value on 11/30/2006
Stock Investments						
[redacted]						
Cin. Bell Common	881.613	881.828	$4.43	$4.52	3,905.55	3,985.86
[redacted]						

Please read this statement carefully. Any error must be reported to Fidelity Investments within 90 days.

Cincinnati Bell Inc
Savings and Security Plan

Statement Period: 09/30/2005 to 11/30/2006

Your Account Activity

Use this section as a summary of transactions that occurred in your account during the statement period

Activity	[redacted]	Cin'ti Bell Common	Convergys Stock
Beginning Balance	[redacted]	$3,905.55	[redacted]
Employee Contributions	[redacted]	0.00	[redacted]
Employer Contributions	[redacted]	0.00	[redacted]
Exchange In	[redacted]	0.00	[redacted]
Exchange Out	[redacted]	0.00	[redacted]
Fees	[redacted]	0.00	[redacted]
Change in Market Value	[redacted]	80.31	[redacted]
Ending Balance	[redacted]	$3,985.86	[redacted]
Dividends & Interest	[redacted]	$0.80	[redacted]

Activity	[redacted]
Beginning Balance	[redacted]
Employee Contributions	[redacted]
Employer Contributions	[redacted]
Exchange In	[redacted]
Exchange Out	[redacted]
Change in Market Value	[redacted]
Ending Balance	[redacted]
Dividends & Interest	[redacted]

Activity	[redacted]
Beginning Balance	[redacted]
Employee Contributions	[redacted]
Employer Contributions	[redacted]
Exchange In	[redacted]
Exchange Out	[redacted]
Fees	[redacted]
Change in Market Value	[redacted]
Ending Balance	[redacted]
Dividends & Interest	[redacted]

A Message from Cincinnati Bell

Are you doing everything you can to get the most from your plan contributions? Are you making the maximum BASIC contribution you can to the plan based upon your base wages? It pays to check now and after every wage increase. Remember that only BASIC contributions are eligible for Company Match

Your Transaction Detail

This section will provide you with detailed day to day activity in your account during the statement period

Trade Date	Transaction Type	Source	Shares/Units	Price	Transaction Amount
AF EuroPacific Gth A					
10/06/2005	Contribution	Pre-Tax Basic	0.222	$39.68	$8.80
10/06/2005	Contribution	Company Match	0.148	$39.68	$5.86
10/20/2005	Contribution	Pre-Tax Basic	0.183	$38.18	$6.99
10/20/2005	Contribution	Company Match	0.116	$38.18	$4.41
11/03/2005	Contribution	Pre-Tax Basic	0.221	$39.89	$8.80
11/03/2005	Contribution	Company Match	0.153	$39.89	$6.12
11/17/2005	Contribution	Pre-Tax Basic	0.218	$40.44	$8.80

Fidelity

Cincinnati Bell Inc.
Savings and Security Plan

TIMOTHY M DONOGHUE
8671 VALLEY CIRCLE DR
FLORENCE, KY 41042-8639

Retirement Savings Statement

Customer Service (800) 835-5095
Fidelity Investments Institutional Services Co.
82 Devonshire Street
Boston, MA 02109

Your Account Summary

Statement Period: 10/01/2005 to 12/01/2006

Beginning Balance	**$148,490.91**
Employee Contributions	$6,422.54
Employer Contributions	$2,388.68
Exchange In	$3,500.88
Exchange Out	-$3,500.88
Change in Market Value	$5,932.59
Ending Balance	**$163,234.72**
Additional Information	
Vested Balance	$163,234.72
Dividends & Interest	$54.22

Your Personal Rate of Return

This Period 3.4%

Your Personal Rate of Return is calculated with a time-weighted formula, widely used by financial analysts to calculate investment earnings. It reflects the results of your investment selections as well as any activity in the plan account(s) shown. There are other Personal Rate of Return formulas used that may yield different results. Remember that past performance is no guarantee of future results.

Your Asset Allocation

Statement Period: 10/01/2005 to 12/01/2006

Why is This Important?

e-Learning: Learn about asset allocation.


100.00% Stock Investments, $163,234.72

Your account is allocated among the asset classes specified above as of 12/01/2006. Percentages and totals may not be exact due to rounding.

Market Value of Your Account

Statement Period: 10/01/2005 to 12/01/2006

Displayed in this section is the value of your account for the statement period, in both shares/units and dollars.

Investment	Shares/Units as of 09/30/2005	Shares/Units as of 12/01/2006	Price as of 09/30/2005	Price as of 12/01/2006	Market Value as of 09/30/2005	Market Value as of 12/01/2006
Stock Investments					**$147,566.27**	**$163,234.72**
Large Cap						
FID US EQ Index Pool	37.324	0.000	$38.45	$44.66	$1,435.11	$0.00
Cinti Bell Common	33,136.318	35,797.085	$4.41	$4.56	$146,131.16	$163,234.72
UBS US SM CAP Grth Y	0.000	0.000	$14.84	$16.68	$0.00	$0.00
Bond/Managed Income					**$924.64**	**$0.00**
Stable Value						
FID MGD Inc Port II	924.640	0.000	$1.00	$1.00	$924.64	$0.00
Account Totals					**$148,490.91**	**$163,234.72**

Remember that a dividend payment to fund shareholders reduces the share price of the fund, so a decrease in the share price for the statement period does not necessarily reflect lower fund performance.

Your Contribution Elections as of

As of 12/04/2006

This section displays the funds in which your future contributions will be invested.

EXHIBIT H

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

November 9, 2006

OVERNIGHT MAIL

Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, Ohio 45202
Attn: Christopher J. Wilson, Secretary

Re: Notice of Shareowner Proposal

Mr. Wilson:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto (fn)

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager - CalPERS
Phillip R. Cox, Chairman – Cincinnati Bell Inc.
Jack F. Cassidy, CEO – Cincinnati Bell Inc.

---

[1] CalPERS is the owner of approximately 800,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareowners with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareowners to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareowners a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareowner approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareowners do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004).)

Similarly, performance criteria submitted for shareowner approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the Company's board to allow shareowners to express their opinion about senior executive compensation at the Company by establishing an annual referendum process. The results of such a vote would, we think, provide the Company with useful information about whether shareowners view the company's senior executive compensation, as reported each year, to be in shareowners' best interests.

Please vote for this proposal.

STATE STREET
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone (510) 521-7111
Facsimile: (510) 337-5791

November 9, 2006

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of Cincinnati Bell Inc., having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 9th day of November, 2006 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: [signature]

Title: Client Service Officer

Frost Brown Todd LLC

ATTORNEYS

OHIO · KENTUCKY · INDIANA · TENNESSEE

Kevin L. Cooney
(513) 651-6712
KCOONEY@FBTLAW.COM

RECEIVED 2007 JAN 11 PM 12:21

January 10, 2007

VIA OVERNIGHT DELIVERY (UPS)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No-Action Request by Cincinnati Bell Inc. for Shareholder Proposals

Ladies and Gentlemen:

Per my letter dated December 19, 2006 ("No-Action Request"), on behalf of Cincinnati Bell Inc. (the "Company"), we requested that the Staff concur in the opinion that the Company may omit from its proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") (i) a shareholder proposal regarding executive compensation and statement in support thereof (the "Compensation Proposal") submitted by Mr. Timothy Donoghue and (ii) a shareholder proposal regarding the Company's reputation and statement in support thereof (the "Reputation Proposal") submitted by Ms. Cynthia Cunningham. A copy of that No-Action Request without exhibits is attached as **Exhibit A**.

Mr. Donoghue has notified the company via a letter dated December 21, 2006 that he has decided to withdraw the Compensation Proposal. In addition, Ms. Cunningham has notified the Company via letter dated December 22, 2006 that she has decided to withdraw the Reputation Proposal. A copy of Mr. Donoghue's correspondence is attached as **Exhibit B** and a copy of Ms. Cunningham's correspondence is attached as **Exhibit C**.

Since Mr. Donoghue has voluntarily withdrawn the Compensation Proposal and Ms. Cunningham has voluntarily withdrawn the Reputation Proposal and therefore have rendered the matters moot, we are informing you that it is unnecessary for the Staff to respond to the No-Action Request. Please withdraw our No-Action Request.

Kindly acknowledge receipt of this letter by stamping the enclosed photocopy and returning the same to me in the enclosed self-addressed envelope. Should you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 651-6712

FROST BROWN TODD LLC

By: [signature]
Kevin L. Cooney

KLC:jss
Encls.

cc: Christopher J. Wilson, General Counsel of Cincinnati Bell Inc.
Mr. Timothy M. Donoghue
Ms. Cynthia A. Cunningham
Mr. Tony Daley, Communication Workers of America

Attachments:
Exhibit A – No- Action Request
Exhibit B – Mr. Donoghue's Withdrawal Letter
Exhibit C – Ms. Cunningham's Withdrawal Letter

CINLibrary 0010602.0398818 1697612v.2

EXHIBIT A

Frost Brown Todd LLC

ATTORNEYS

OHIO · KENTUCKY · INDIANA · TENNESSEE

Kevin L. Cooney
KCOONEY@FBTLAW.COM
(513) 651-6712

December 19, 2006

VIA OVERNIGHT COURIER
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Cincinnati Bell Inc.*
Request for a No-Action Letter With Respect to Shareholder Proposals Submitted by Communications Workers of America Representatives

Dear Ladies and Gentlemen:

On behalf of Cincinnati Bell Inc., an Ohio corporation ("CBI"), and pursuant to Rule 14a8(j), we are submitting this letter in reference to CBI's intention to omit from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") the shareholder proposals described below (collectively, the "Proposals") and statements in support thereof received from Timothy M. Donoghue (the "Compensation Proponent") and Cynthia A. Cunningham (the "Reputation Proponent") (the Compensation Proponent and the Reputation Proponent are collectively referred to herein as the "Proponents"):

- The proposal submitted by the Compensation Proponent, a copy of which is attached hereto as Exhibit A, requests that CBI's Board of Directors (the "Board") adopt a policy of receiving shareholder input concerning the compensation of named executive officers as set forth in the proxy statement each year (the "Compensation Proposal").

- The proposal submitted by the Reputation Proponent, a copy of which is attached hereto as Exhibit B, requests that the Board report to the CBI shareholders about the potential damage to the brand name and reputation of CBI that could result from CBI's outsourcing efforts (the "Reputation Proposal") (the Compensation Proposal and the Reputation Proposal are collectively referred to herein as the "Proposals").

In accordance with Rule 14a-8(f), CBI sent a letter on December 1, 2006, a copy of which is attached hereto as Exhibit C, to Mr. Tony Daley, who was identified in the cover letter to each Proposal as the contact person for any issues relating to either Proposal, and each Proponent (the "Objection Letter") identifying certain procedural deficiencies with the Proposals.

We hereby notify the Division of Corporation Finance of CBI's intention to exclude the Proposals from its 2007 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in CBI's view that, on procedural grounds,:

- the Proposals are excludable pursuant to Rule 14a-8(c) as they violate the "one proposal" rule because each Proponent is an alter ego of the Communication Workers of America (the "CWA"), and

- the Proposals are excludable pursuant to Rule 14a-8(b) as the CWA (and alternatively, both Proponents) failed to supply, within 14 days of receipt of CBI's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date on which they submitted their respective Proposal,

or alternatively, that, on substantive grounds,

- the Compensation Proposal is excludable pursuant to Rule 14a-8(i)(11) as it is substantially duplicative of another shareholder proposal received by CBI prior to its receipt of the Compensation Proposal, and

- the Reputation Proposal is excludable pursuant to Rule 14a-8(i)(7) as it pertains to CBI's ordinary business operations.

I. THE PROPOSALS.

The Compensation Proposal. The Compensation Proposal states:

> RESOLVED, that shareowners of CBI request that the Board adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: "Is the compensation of CBI's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?"

The Reputation Proposal. The Reputation Proposal states:

> RESOLVED: The shareholders request that the Board establish an independent committee to prepare a report on the potential damage to the brand name and reputation of CBI that could result from CBI's outsourcing efforts and make copies of the report available to shareholders

of the Company upon request.

II. ANALYSIS.

A. The Proposals May Be Excluded Under Rule 14a-8(c) as a Violation of the One Proposal Per Proponent Rule.

Rule 14a-8(c) (formerly Rule 14a-8(a)(4)) provides that a proponent may submit no more than one proposal and an accompanying supporting statement to a company for a particular shareholders' meeting. If a proponent submits more than one proposal, the registrant is required by Rule 14a-8(f)(1) to provide the proponent the opportunity to reduce the items submitted to the limit provided by the rule within 14 calendar days of notification by the registrant to the proponent of the limitation. In adopting the rule, the Securities and Exchange Commission (the "Commission") noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but offered the issuance of "No-Action" letters as a safeguard:

> The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'No-Action' letter concerning the omission from their proxy materials of the proposals at issue.[1]

The Staff has consistently taken a no-action position pursuant to Rule 14a-8(c) and its predecessor when an issuer provides reasonable evidence of the use of such tactics.[2] Specifically, the Staff has indicated that multiple proponents will be treated as one proponent for purposes of Rule 14a-8(c) when an issuer meets its burden of establishing that one proponent is

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[1] Exchange Act Release No. 34-12999 (Nov. 22, 1976) ("1976 Release"); See also *Pacific Enterprises* (Feb. 12, 1996).

[2] *See Drexler Technology Co.* (June 14, 1999) (Staff permitted omission of multiple proposals orchestrated and coordinated by a single individual that were submitted by multiple nominal proponents); *BankAmerica Corporation* (Feb. 8, 1996) (where different proponents submitted separate proposals which had same telephone numbers, dates and format, the Staff permitted omission of the proposals); *Weyerhaeuser Co.* (Dec. 20, 1995) (no-action position taken where proponents had same address, were of same immediate family and were working together); *NMR of America, Inc.* (May 11, 1993) (Staff concluded that proposals were excludable where evidence showed that husband had authored both proposals); *Dominion Resources, Inc.* (Feb. 24, 1993) (no-action position taken where proposals were coordinated by single proponent); *TPI Enterprises, Inc.* (Jul. 15, 1987) (no-action position taken where several proposals were "masterminded" by single proponent); *Texas Instruments Inc.* (proposals submitted by proponent, his daughter, corporation and foundation were sufficiently related to be considered proposals of a single proponent).

the "alter ego" of another proponent, that one proponent possesses "control" over the shares owned of record, or beneficially, by another proponent, or that one proponent is acting on behalf of another proponent.[3]

The Staff has found that the mere presence of influence over proponents, even in the absence of explicit control or domination over cooperating proponents, may be sufficient to justify the omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme.[4] There are numerous instances in which the Staff has issued a no-action opinion based, not on the existence of outright "control," but on evidence that the proponents acted in a coordinated, arranged, or manipulated manner with the evident purpose of avoiding the "one proposal" rule.[5]

In the instant case, CBI believes, based on the evidence set forth below, that CWA has coordinated, orchestrated and "masterminded" the submission of both Proposals and that the individuals who executed the Proposals are merely nominal proponents who submitted the Proposals as alter egos of CWA in an effort to evade the one proposal limitation. For example,

- The Proposals are dated as of same date and employ an identical font, format and style.
- The Compensation Proposal was faxed to the Secretary of CBI from a CWA fax machine at 11:26 A.M. on November 22, 2006 from (202) 424-1201, a Washington D.C. area code.
- The Reputation Proposal was faxed to the Secretary of CBI from the same CWA fax machine at 12:52 P.M. on November 22, 2006 from the same fax number.
- CWA's headquarters are located in Washington, D.C. while the addresses of the Proponents are located in Cincinnati, Ohio.
- The cover letters that accompanied each Proposal are identical, except for the references to the names and addresses of the nominal proponents, and instruct

[3] *See BankAmerica Corporation* (Feb. 8, 1996); *Stone & Webster, Inc.* (Mar. 3, 1995); *Banc One Corp.* (Feb. 2, 1993).

[4] *See International Business Machines Corp.* (Jan 26, 1998); *Banc One Corp.* (Feb. 2, 1993) (no-action position taken where nominal proponents were recruited, but not controlled, by one proponent); *TPI Enterprises* (July 18, 1987) (proposals were excludable under Rule 14a-8(c) where submission was apparently orchestrated by one person).

[5] *See Drexler Technology Corp.* (June 19, 1999); *Weyerhauser Co.* (Dec. 20, 1995); *Dominion Resources, Inc.* (Feb. 24, 1993).

CBI to direct all communications relating to the Proposals to Mr. Tony Daley at CWA headquarters.

- Mr. Daley has served as CWA's contact person for other shareholder proposals submitted directly by CWA entities and affiliates.[6]

- The Proposals identify each nominal proponent as representatives of local CWA affiliates. The Compensation Proponent is the President of CWA Local 4400 and the Reputation Proponent is the President of CWA Local 4401.

- CWA has previously been involved in the submission of a shareholder proposal that contained language almost identical to the Reputation Proposal.[7] The proposal at issue in *General Electric Co.* was submitted by the IUE-CWA Employee's Pension Fund and included several supporting statements identical to those contained in the Reputation Proposal.

Given the similarities between the Proposals and CWA's institutional focus on, and previous shareholder proposal submissions relating to, the issues of executive compensation[8] and outsourcing[9], it is evident that CWA actually authored, prepared and submitted both Proposals and, in so doing, is abusing the shareholder proposal process by attempting to circumvent the Rule 14a-8(c) "one-proposal" limitation. Although CBI received a letter from the Compensation Proponent dated December 6, 2006, a copy of which is attached hereto as Exhibit D, requesting that all future communications regarding the Compensation Proposal be directed to his attention rather than Mr. Daley's, CBI never received a reply to the Objection Letter from either the CWA or the Proponents as to why the Proponents should not be considered the alter ego of the CWA. Therefore, CBI believes that both Proposals should be excluded.

We respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Proposals from its 2007 Proxy Materials in reliance on the "one-proposal" requirement set forth in Rule 14a-8(c).

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[6] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006) (IUE-CWA Employee's Pension Fund); *AT&T Corp.* (Mar 1, 2004) (CWA Joe Bierne Foundation); *International Business Machines Corp.* (Jan. 23, 2003) (CWA Member's Relief Fund).

[7] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006).

[8] *See AT&T Corp.* (Mar. 1, 2004); *The Walt Disney Co.* (Oct. 29, 1998) and *Gannett Co., Inc.* (Feb. 24, 1998) (where CWA Pension Fund sought adoption of an executive compensation policy).

[9] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb 28, 2006); *AT&T Corp.* (Mar. 1, 2004); *General Electric Co.* (Feb 3, 2004).

B. The Proposals May Be Excluded Under Rule 14a-8(b) as the Proponents Failed to Provide Sufficient Evidence to Satisfy the Minimum Ownership Requirement.

Rule 14a-8(b)(1) establishes the minimum ownership requirement for eligibility to submit a shareholder proposal. In order to submit a proposal for consideration, a proponent "must have continuously held at least $2,000 in market value of the company's securities . . . for at least one year by the date" of the submission.[10]

Although each cover letter accompanying the Proposals contained a statement providing that each Proponent was a CBI shareholder who met the Rule 14a-8(b)(1) eligibility requirements, the records of CBI's transfer agent do not identify either Proponent as a record owner and neither submission included documentary evidence sufficient to verify either Proponent's eligibility. Therefore, CBI sent the Objection Letter to Mr. Daley at the CWA, with copies to each Proponent, notifying them that they had each failed to establish their eligibility to submit a shareholder proposal(s). The Objection Letter, which included a copy of Rule 14a-8, requested that CBI be furnished with evidence establishing ownership in the form required under Rule 14a-8(b).

Rule 14a-8(b)(2)(i) provides that a proponent may verify its stock ownership, if it is not a record owner, by submitting a written statement from the record holder of the securities stating that the shareholder has owned the securities continuously for one-year as of the date the proposal was submitted. Staff Legal Bulletin No. 14 (Jul. 13, 2001) clarifies that monthly, quarterly or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities to evidence eligibility.[11] Instead, the Staff stated that a shareholder must submit an affirmative written statement from the record holder of its securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.[12] Furthermore, in a number of no-action letters, the Staff has concluded that an account summary or brokerage statement does not constitute sufficient documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date on which it submitted his proposal.[13]

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[10] Rule 14a-8(b)(1).

[11] *See* Question C.1(c)(2).

[12] *Id.*

[13] *See American International Group* (Mar. 15, 2006) (brokerage account statement); *General Motors Corp.* (Mar. 6, 2005) (retirement savings account statement); *Sky Financial Group* (Jan. 13, 2005 and Dec. 20, 2004) (brokerage account statement); *International Business Machines Co.* (Jan. 11, 2005) (account statement from 401(k) plan); *Sempra Energy* (Dec. 23 and 22, 2004) (account statement from 401(k) plan); *Bank of America* (Feb. 25, 2004) (brokerage account statement); *RTI International Metals, Inc.* (Jan. 13, 2004) (brokerage account statement).

On December 5, 2006, CBI received from the Compensation Proponent a print-out of his Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement as of December 1, 2006, a copy of which is attached hereto as Exhibit E, and on December 15, 2006, CBI received another copy from the Compensation Proponent of his Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement for the period from September 30, 2005 to November 30, 2006, a copy of which is attached hereto as Exhibit F. On December 14, 2006, CBI received from the Reputation Proponent a print-out of her Cincinnati Bell Inc. Savings and Security Plan Retirement Savings Statement as of November 30, 2006, a copy of which is attached hereto as Exhibit G. None of the Retirement Savings Statements, which represent the only documentary support submitted by the Proponents to evidence their satisfaction of the Rule 14a-8(b) minimum ownership requirement, indicates how many shares they owned on the respective dates on which they submitted their Proposal or identifies the record holder of their CBI securities. Furthermore, no Retirement Savings Statement contains an affirmative written statement from the record holder of the securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. In addition, CWA did not provide any documentary evidence of ownership to CBI in response to the Objection Letter.

As the documentary support submitted by the Proponents (and which the CWA declined to submit) to evidence their satisfaction of the Rule 14a-8(b) minimum ownership requirement clearly fails to satisfy the standards consistently imposed by the Staff in no-action letters and guidance, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Proposals from its 2007 Proxy Materials in reliance on Rule 14a-8(b).

C. The Compensation Proposal May Be Excluded Under Rule 14a-8(i)(11) as it is Substantially Duplicative of Another Shareholder Proposal Received By CBI.

Rule 14a-8(i)(11) permits the exclusion from a company's proxy materials any shareholder proposal that substantially duplicates another shareholder proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. The Staff stated in the 1976 Release that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. We have concluded that the Compensation Proposal may be properly omitted from the 2007 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to CBI by the California Public Employees' Retirement System (the "CalPERS Proposal"), which will be included in the 2007 Proxy Materials. The CalPERS Proposal is attached hereto as Exhibit G.

The CalPERS Proposal was sent by overnight mail on November 9, 2006 and received by the Secretary of CBI on November 10, 2006. The Compensation Proposal was sent by overnight mail on November 21, 2006 and facsimile on November 22, 2006 and received by the Secretary of CBI on November 22, 2006. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals.[14]

The CalPERS Proposal requests that the Board "adopt a policy that [CBI's] shareowners be given the opportunity at each annual meeting of shareowners to vote on an advisory resolution . . . to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table . . . ." The Compensation Proposal requests that the Board "adopt a policy of submitting the following question to a shareowners' vote at each annual meeting in the future: 'Is the compensation of Cincinnati Bell's named executive officers as set forth in the proxy statement's Summary Compensation Table: (a) excessive; (b) appropriate; or (c) too low?'"

The Staff, in granting requests for no-action relief under this rule, has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead examined whether the proposals present the same "principal thrust" or "principal focus." The Staff has also agreed on a number of occasions that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11).[15]

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Compensation Proposal is clearly substantially duplicative of the CalPERS Proposal. The "principal thrust" or "principal focus" of both the Compensation Proposal and the CalPERS Proposal is that CBI shareholders be given the opportunity at each annual meeting to express whether they approve of the compensation of CBI's named executive officers, as set forth in the proxy statement's Summary Compensation Table. The Compensation Proposal substantially duplicates the CalPERS Proposal because, although they contain nominally different terms and scope, the principal thrust and focus of each of the proposals is identical. Furthermore, the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up the proxy materials with several versions

[14] *See Constellation Energy Group, Inc.* (Feb. 19, 2004); *Wells Fargo & Company* (Feb. 5, 2003).

[15] *See Constellation Energy Group, Inc.* (Feb. 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); *Abbott Laboratories* (Feb. 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); *Siebel Systems, Inc.* (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received); *Pacific Gas & Electric Co.* (Feb. 1, 1993) (proposal containing a different compensation limit, different terms and a different scope than two earlier proposals substantially duplicated the two earlier proposals).

of essentially the same proposal and to avoid shareholder confusion. To allow both of these, substantially duplicative proposals to be included in the 2007 Proxy Materials would frustrate the policy behind Rule 14a-8(i)(11).

For these reasons, we respectfully request confirmation that the Staff will not recommend enforcement action to the Commission if CBI excludes the Compensation Proposal from its 2007 Proxy Materials in reliance on Rule 14a-8(i)(11).

D. The Reputation Proposal May Be Excluded under Rule 14a-8(i)(7) as it Pertains to CBI's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." According to the Exchange Act Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[16]

In Staff Legal Bulletin No. 14C (Jun. 28, 2005) ("SLB 14C"), the Staff stated that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

The 1998 Release identifies the two "central considerations" for the ordinary business exclusion. The first consideration is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The Commission cited "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers" as examples of such tasks. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has also stated that a shareholder proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer.[17] In addition, the Staff has indicated that where "the subject

[16] *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release").

[17] *Release No. 34-20091* (Aug. 16, 1983).

matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)."[18]

For the reasons set forth below, the Reputation Proposal relates to CBI's ordinary business operations as it seeks a report assessing the risks and liabilities associated with an aspect of CBI's business operations (i.e., employment decisions and workforce management). In well-established and recently issued precedent, the Staff has concurred that this aspect of similar proposals has implicated ordinary business matters, and, therefore, such proposals have been excludable pursuant to Rule 14a-8(i)(7).

1. *The Reputation Proposal and Supporting Statement Focus on CBI Engaging in an Internal Assessment of the Risks and Liabilities That CBI Faces as a Result of its Operations.*

The Reputation Proposal requests that the Board prepare a report assessing "the potential damage to the brand name and reputation" of CBI as a result of its "outsourcing efforts" and the supporting statement thereto provides that CBI's brand name "may be its most important asset." In other words, the Reputation Proposal seeks an assessment or evaluation of the financial risks posed to certain CBI assets (i.e., its brand name and reputation) as a result of CBI's workforce management and employment decisions (i.e., outsourcing), which represent fundamental tasks in management's obligation to operate CBI on a day-to-day basis.

It is well established that shareholder proposals that request detailed information on a company's assessment of the financial risks and implications of certain aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business.[19]

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[18] *Johnson Controls, Inc.* (Oct. 26, 1999).

[19] *See General Electric Co.* (Jan. 13, 2006, *recon. denied Feb. 28, 2006*) (where the Staff concurred that the company could exclude a shareholder proposal requesting that the company's board of directors prepare a report assessing the risk of "damage to [the company's] brand name and reputation" as a result of the company's decision to outsource certain work as such proposal related to the company's "ordinary business operations (*i.e.*, evaluation of risk)"); *The Dow Chemical Company* (Feb. 23, 2005) (where the Staff concurred that the company could exclude a shareholder proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to the company's ordinary business operations (i.e., evaluation of risks and liabilities)); *Abbot Laboratories* (Mar. 9, 2004) and *Pfizer Inc.* (Jan. 24, 2006) (where the Staff concurred that the companies could exclude a proposal that requested that their board of directors report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risk); *The Dow Chemical Company* (Feb. 13, 2004) (where the Staff concurred that the company could exclude a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability" because it related to an evaluation of risks and liabilities); *Wachovia Corp.* (Feb. 10, 2006) (where the Staff concurred with the exclusion of a proposal requesting a report disclosing "the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases and (b) anticipated changes to our public environment"); *Newmont Mining Corp.* (Feb. 4, 2004) (where the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to

The Staff has confirmed its position on this type of proposal in SLB 14C. There, the Staff stated "to the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

As with the no-action letters addressed in SLB 14C and the no-action letters cited above, in requesting a report assessing the potential damage to CBI's brand name and reputation as a result of its outsourcing efforts, the Reputation Proposal focuses on "an internal assessment of the risks or liabilities" that CBI faces as part of its day-to-day operating decisions. Thus, CBI believes that the Reputation Proposal addresses its ordinary business operations and is excludable pursuant to Rule 14a-8(i)(7) and we respectfully request that the Staff concur with this conclusion.

2. *The Reputation Proposal Involves Ordinary Business Matters Because it Relates to Workforce Management, Employment Decisions and Employee Relations.*

The report requested by the Reputation Proposal would primarily address issues involving "management of the workforce, such as the hiring, promotion, and termination of employees" which the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding the location of employees and sourcing of goods and services implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run CBI on a day-to-day basis and delve too deeply into the complex operations of CBI. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) with respect to proposals that address management of the workforce, which includes outsourcing, as they involve ordinary business matters.

Very recently, the Staff agreed that a company could exclude a shareholder proposal substantially similar to the Reputation Proposal pursuant to Rule 14a-8(i)(7) as such proposal related to the company's "ordinary business operations."[20] The proposal at issue in *General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb. 28, 2006) requested that the company's board of directors establish an independent committee to prepare a report assessing the risk of "damage to [the company's] brand name and reputation" as a result of the company's outsourcing activities. The Staff has also recently agreed that at least nine identical proposals could be excluded on Rule 14a-8(i)(7) grounds as they each related to the companies' management of their

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the company's "operations, profitability and reputation" arising from its social and environmental liabilities on the basis that such an assessment pertained to the evaluation of risk); *Willamette Industries, Inc.* (Mar. 20, 2001) (where the Staff permitted the exclusion of a proposal relating to a request for a report on environmental problems, including an estimate of "worst case financial exposure due to environmental issues for the next ten years").

[20] *See General Electric Co.* (Jan. 13, 2006, *recon. denied* Feb. 28, 2006)

workforce.[21] Each of these nine proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corporation* (Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7), on the grounds that it related to "employment decisions and employee relations." The Staff has in other circumstances concurred that decisions relating to the selection of employees to fill positions implicates a company's ordinary business.[22]

As with each of the precedents cited above, the Reputation Proposal and its supporting statement address exactly the same issue: workforce management decisions. The Reputation Proposal's supporting statement provides that outsourcing "decreases the control a company may exercise over individuals (for instance, the contractors' employees) acting in its name" and causes "higher turnover." The supporting statement also asserts that "the use of contractors strains the relationship between customer and employee" and "reduces the morale" of remaining employees.

As discussed above, the Staff confirmed in SLB 14C that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The statements quoted from the Reputation Proposal's supporting statement clearly establish that, taken as a whole, the Reputation Proposal and the supporting statement are focused on the issues of workplace management, employment decisions and employee relations. Accordingly, CBI believes that the Reputation Proposal may be properly excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) and the precedent cited above and we respectfully request that the Staff concur with this conclusion.

3. *Regardless of Whether the Reputation Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.*

CBI believes that the well-established precedent set forth above supports its conclusion that the Reputation Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). CBI recognizes that the Staff has concluded that certain employment-

[21] *See Bank of America Corp.* (Feb. 4 , 2005); *JPMorgan Chase & Co.* (Feb. 4 , 2005); *Boeing Co.* (Feb. 25, 2005); *Citigroup Inc.* (Feb. 4, 2005); *Mattel, Inc.* (Feb. 4, 2005); *SBC Communications Inc.* (Feb. 4, 2005); *Capital One Financial Corp.* (Feb. 3, 2005); *Fluor Corp.* (Feb. 3, 2005); *General Electric Co.* (Feb. 3, 2005).

[22] *See Merck & Co. Inc.* (Mar. 7, 2002) (proposal requesting the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct was excludable as relating to management of the workforce); *Intel Corp.* (Mar. 18, 1999) (proposal recommending that the board implement an "Employee Bill of Rights" was excludable as relating to management of the workforce).

related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters.[23]

Therefore, CBI does not believe that it is necessary to consider whether the Reputation Proposal may also touch upon significant policy issues, since the Reputation Proposal addresses ordinary business issues: assessing the risks and liabilities that may result from CBI's management of the workforce. Thus, regardless of whether aspects of the Reputation Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it also addresses ordinary business matters within the scope of Rule 14a-8(i)(7).

Accordingly, based on the precedent referenced in this Section II.D and the Reputation Proposal's emphasis on ordinary business matters (i.e., assessing the risks and potential liabilities to CBI's assets as a result of workforce management decisions), CBI believes that the Reputation Proposal may be excluded in its entirety under Rule 14a-8(i)(7) and we respectfully request that the Staff concur with this conclusion.

III. CONCLUSION

Based on the foregoing, we hereby respectfully request, on behalf of CBI, that the Staff not recommend any enforcement action if the Proposals are excluded from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before CBI files its definitive 2007 Proxy Materials with the Commission. We hereby agree to promptly forward to the CWA and the Proponents any Staff response to this no-action request that the Staff transmits by facsimile only to us or CBI.

[23] *See General Electric Co.* (Feb. 10, 2000) (where the Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of it related to ordinary business matters); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (where a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Consistent with the provisions of Rule 14a-8(j), CBI will concurrently provide copies of this correspondence to the CWA and the Proponents. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide CBI and its counsel a copy of any correspondence that they submit to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned and CBI if it receives any correspondence on the Proposals from either Proponent, the CWA or other persons, unless that correspondence has specifically confirmed to the Staff that CBI or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (513) 651-6712.

Sincerely,

FROST BROWN TODD LLC

By: Kevin L. Cooney
Kevin L. Cooney

Enclosures

cc: Mr. Christopher J. Wilson, General Counsel of CBI
Mr. Tony Daley, CWA
Mr. Timothy M. Donoghue
Ms. Cynthia A. Cunningham

EXHIBIT LIST

Exhibit A – Compensation Proposal
Exhibit B – Reputation Proposal
Exhibit C – Objection Letter
Exhibit D – Donoghue Response
Exhibit E – Donoghue Retirement Statement #1
Exhibit F – Donoghue Retirement Statement #2
Exhibit G – Cunningham Retirement Statement
Exhibit H – CalPERS Compensation Proposal

CINLibrary 1695637v.1

Timothy M. Donoghue
CWA Local 4400
2300 Montana Ave., Suite 101
Cincinnati, OH 45211
December 21, 2006

Christopher J. Wilson
General Counsel and Secretary
Cincinnati Bell Inc.
201 East Fourth Street
Cincinnati, OH 45202

Dear Chris,

I have been advised that my shareholder proposal may be omitted from the Company's proxy statement, because it "substantially duplicates" another proposal that was previously submitted to the Company by the California Public Employees Retirement System. In view of this information, I have decided to withdraw my shareholder proposal.

Sincerely,

Timothy M. Donoghue

Timothy M. Donoghue

cc: Office of Chief Counsel, Division of Corporation Finance, SEC

Exhibit C

3418 Mayfair Ave, Cincinnati, Ohio 45211

Cynthia Cunningham-Manning

December 22, 2006

Christopher J. Wilson
Corporate Secretary
Cincinnati Bell, Inc.
201 East Fourth Street
Cincinnati, OH 45202

Dear Mr. Wilson,

Cincinnati Bell has requested a no-action letter with respect to a shareholder proposal that I submitted on November 22, 2006. It says that I did not provide sufficient evidence that I continuously held at least $2,000 in market value of the company's securities for at least one year by the date of submission.

After the Company asked for that information in a letter dated December 1, 2006, I requested the appropriate proof of ownership from Fidelity Investments. The stock that I own is in the Cincinnati Bell Inc. Savings and Security Plan and Fidelity is the administrator of the plan. I asked for that information on December 4 by telephone and was told that a monthly statement would suffice. Having doubts about what I was told, I called back to Fidelity on December 6 and was told they could not provide the information. On December 8, I called Fidelity once again, told them I was frustrated with their inability to provide this information, and the person promised me he would get it for me. This representative called back later in the day and told me that they could not provide the information. I told him my frustration, and he told me that he would have a supervisor call me back. That never happened. On December 12, I called Fidelity yet again and talked to a Brooke Powers, and she said she would get the statement and fax it to me. Ms. Powers obtained the information for the dates that needed to be included on the proof-of-ownership statement from Fidelity. She then connected me to Barbara Jean Marks in Priority Services who requested the number to fax so the information. On December 14, I called you, Christopher Wilson, and you were not available. I talked to your secretary and I advised that I was faxing my information. I called your office again, and left the message that if there were any problems, you should call me. I heard nothing from you or your office. In sum, despite my efforts, I feel the Plan failed to provide me with the appropriate proof of ownership within the fourteen-day period of time that I was given to supply it.

As a result of the Plan's failure to give me the necessary proof of ownership in a timely manner, I am now withdrawing my shareholder proposal. However, I believe steps should be taken to make sure that this does not happen again.

Please advise me of the extent to which Cincinnati Bell may have control or influence over the speed that Fidelity, as administrator of the Cincinnati Bell Inc. Savings and Security Plan, responds to requests for proof of ownership such as mine. In addition, if Cincinnati Bell does have such control or influence, please tell me what action it will take to make sure that Company shareholders are not again denied their right to submit shareholder proposals in the future as a result of a failure of Fidelity Investments to provide proof of ownership in a timely manner.

Sincerely,

Cynthia A. Cunningham-Manning

Cc: Chief Counsel U.S. Securities and Exchange Commission

END